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05012072

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

PROCESSED
OCT 27 2005
THOMSON FINANCIAL

REGISTRANT'S NAME Scottish and Southern Energy plc

*CURRENT ADDRESS Inveralmond House
200 Dunkeld Road
Perth PH1 3AQ

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3099 FISCAL YEAR 3/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | | | |
|---|---|---|---|---|---|
| 12G3-2B | (INITIAL FILING) | ☐ | AR/S | (ANNUAL REPORT) | ☒ |
| 12G32BR | (REINSTATEMENT) | ☒ | SUPPL | (OTHER) | ☐ |
| DEF 14A | (PROXY) | ☐ | | | |

OICF/BY: Mw

DAT : 10/26/05

Scottish and Southern Energy

Annual Report and Accounts 2004

**Power Systems**
**Generation and Supply**
**Contracting and Connections**
**Gas Storage**
**Telecoms**



Front cover: [illegible] Scottish and Southern Energy [illegible] contracts to supply Salford [illegible] City Councils.

The front cover of this Annual Report shows the new Scottish and Southern Energy logo. This, together with the Group's other principal logos, have been designed so they all share a new, fresh, colour scheme and style which makes it more obvious they are part of the SSE Group. The new style is being introduced during the year as, for example, existing stocks of branded materials are exhausted and new materials are required.

# Sustainable Growth

Pre-tax profit **up 3.8% to £619.9m***
Earnings per share **up 4.1% to 55.3p***
Full-year dividend **up 7.7%**
Dividend cover of **1.5 times**
Interest cover of **8.4 times**
Controllable costs **reduced 4.8%**

* Before goodwill, net finance income from pension assets and the impact of deferred tax

**Earnings per share** pence

| | |
|---|---|
| 04 | 55.3 |
| 03 | 53.1 |
| 02 | 51.8 |
| 01 | 48.5 |
| 00 | 47.5 |

**Dividend per share** pence

| | |
|---|---|
| 04 | 37.7 |
| 03 | 35.0 |
| 02 | 32.4 |
| 01 | 30.0 |
| 00 | 27.5 |

Before exceptional item, amortisation of goodwill, impact of FRS 19 and net finance income from pension assets

**Directors**

**Bruce Farmer CBE** Chairman
**Ian Marchant** Chief Executive
**Gregor Alexander** Finance Director
**Henry Casley** Non-Executive Director
**Colin Hood** Chief Operating Officer
**René Médori** Audit Committee Chairman
**David Payne** Remuneration Committee Chairman
**Alistair Phillips-Davies** Energy Supply Director
**Susan Rice** Non-Executive Director
**David Sigsworth** Generation Director
**Kevin Smith** Non-Executive Director*
**Sir Robert Smith** Deputy Chairman

* With effect from 24 June 2004

**Financial Calendar**

| | |
|---|---|
| Annual General Meeting | 29 July 2004 |
| Ex dividend date | 25 August 2004 |
| Record date | 27 August 2004 |
| Final dividend payable | 24 September 2004 |
| Interim announcement | 4 November 2004* |

* Provisional date



**The Board is focused on ensuring that the company's established businesses are managed effectively and that investment opportunities are well-founded. These opportunities are now greater than at any time since the privatisation of the electricity industry and Scottish and Southern Energy is uniquely placed to capitalise on them.**

**Dr Bruce Farmer CBE**
Chairman

## Chairman's Statement

Scottish and Southern Energy's consistently stated objective is to deliver sustained real dividend growth through the effective management of core businesses, supplemented by well-founded investment. The company continued to meet this objective in 2004.

Profit before tax, goodwill and FRS17 income grew by 3.8% to £619.9m. On this basis, earnings per share increased by 4.1% to 55.3p. Consequently, the Board is recommending a full-year dividend of 37.7p per share, an increase of 7.7% on the previous year. The full-year dividend is covered 1.5 times by earnings. This year's dividend increase is once again ahead of our target of at least 4% annual real growth to 2005, with sustained real growth thereafter.

Scottish and Southern Energy continues to have one of the strongest balance sheets in the global utility sector, and this carefully-maintained financial strength gives us the opportunity to invest in ways which create value for shareholders.

In November 2003 we acquired 100% ownership of Medway Power Station in a £241.1m deal, and this acquisition has made a good contribution to earnings in its first five months of ownership. This was followed by the purchase of Fife Power for £12.5m in February 2004. These acquisitions have added 550MW to our generation portfolio. We also acquired the assets of Atlantic Electric & Gas in April 2004 for £90.7m, taking our supply customer numbers to over 5.5 million. We have also made significant progress in our programme of investment in the generation of electricity from renewable sources, in electricity networks and in gas storage.

Our balance sheet strength enabled us to buy back and cancel 1,760,000 of the company's shares at an aggregate consideration of £11.2m and an average price of 633p per share. This financial strength and well-founded investment is complemented by a high standard of operational performance throughout Scottish and Southern Energy's activities. A key aim is to enhance shareholder value through greater efficiencies and our post-merger annualised cost savings have now reached £175m.

As a customer-facing organisation, the quality of service we deliver is absolutely vital. The average time customers lost electricity supply was reduced both in the north of Scotland and in central southern England. In addition, we achieved a 23% reduction in the number of customer in the authoritative JD Power study of electricity customers' satisfaction.

This excellent performance is delivered day-in, day-out by our employees – often in response to exceptionally difficult circumstances, such as the Hogmanay storm in the north of Scotland. Our company is fortunate indeed to have such professional and committed people throughout its operations, and the Board and I would like to put on the record our great appreciation of their outstanding work.

In October, our Deputy Chairman, Ian Grant, retired from the Board, having given many years of exceptional service. He was succeeded by Sir Robert Smith, who is also Chairman of The Weir Group and who joined the Board in June 2003.

Nick Timpson retired as a non-Executive Director in June 2003 and Sir Graeme Odgers retired in May 2004. Our thanks go to them both for their considerable contribution to the company over many years, particularly in the health and safety and audit areas. René Médori, Finance Director of the BOC Group, and Susan Rice, Chief Executive, Lloyds TSB Scotland, joined the Board during the year.

Joining the Board is Kevin Smith, the Chief Executive of GKN, who will bring with him his broad industrial and operational experience.

The Board is focused on ensuring that the company's established businesses are managed effectively and that investment opportunities are well-founded. These opportunities are now greater than at any time since the privatisation of the electricity industry and Scottish and Southern Energy is uniquely placed to capitalise on them. We will of course remain very disciplined in our approach. With these opportunities go many challenges and responsibilities, which we will constantly monitor and address.

I have no doubt that our strategy, and the high-quality team that is in place to deliver it, means the prospects for sustainable growth in our businesses, and consequently dividends, are excellent.



**We attach the highest priority to enhancing value by managing our existing businesses well through operational excellence. Where growth opportunities arise, we will only exploit them to the extent that they match our existing areas of activity, typically in the energy and utility fields in the UK.**

**Ian Marchant**
Chief Executive

## Chief Executive's Statement

Scottish and Southern Energy's strategy continues to be focused on the delivery of consistent, year-on-year real increases in the dividend payable to shareholders, supported by growth in earnings per share. Sustainable growth is best achieved through effective management of core businesses, supplemented by the disciplined delivery of well-founded investment plans and, where appropriate, by carefully-selected acquisitions.

The speed and the extent of change currently taking place in the UK energy sector has opened up a series of major opportunities for SSE, and our emphasis on maintaining financial strength will enable us to exploit those opportunities in full over the next few years. Against this background, there are four areas in which our business can enhance and create value for shareholders in the future:

- maintaining and investing in our electricity networks;
- adding to our leading-edge generation portfolio;
- growing our energy supply business; and
- developing our growing presence in businesses such as contracting, new connections and gas storage.

The delivery of strong performance in each of these areas will underpin future growth in the dividend and earnings per share.

### Maintaining and investing in our electricity networks

We believe that a key corporate responsibility is to maintain and operate a safe and reliable electricity network and, in line with this, it is encouraging that our performance across a range of measures continues to be good. This performance has been achieved while maintaining a downward pressure on costs, and confirms that our electricity networks are among the most efficient in the world.

Investment is now the key issue facing electricity network companies in the UK. Since the start of the present price control period in 2000, our electricity networks have benefited from investment totalling £602.9m, including £252.9m on network expansion.

Looking ahead, as the House of Commons Trade and Industry Select Committee made clear in its Report in March 2004, there needs to be greater emphasis on ensuring that electricity network owners have the financial resources necessary to secure a viable long-term electricity supply. The Committee also pointed out that extra investment is required

A lot of detailed work and discussion has yet to take place during the remainder of the distribution price control review for 2005 to 2010, involving companies, the industry regulator, Ofgem, and other stakeholders, particularly on the cost of capital. It is encouraging that Ofgem has said that a key priority in the distribution price control for 2005 to 2010 is to protect the interests of customers by ensuring that there is sufficient scope for companies to invest in their networks to safeguard security of supply and meet future demands from generation directly connected to the distribution network.

Ofgem has also acknowledged that the UK's transmission system needs to be reinforced to facilitate the addition of new renewable generation. The first vital step in this is the need to replace the existing transmission line between the Highlands and the central belt of Scotland with an upgraded line. This has to be built if national targets for the generation of electricity from renewable sources are to be achieved.

In keeping with our commitment to take proper account of the interests of the communities in which we operate, we are undertaking extensive consultations on the selection of a route for the new line and expect to submit an application before the end of 2004 for consent to build it.

Major upgrades of the electricity network will lead to an increase in our Regulated Asset Base, and the investment opportunities that are now apparent in our distribution and transmission networks are the most significant since well before the privatisation of the UK's electricity industry. Our focus will be on delivering the necessary investment programmes in an efficient and effective manner.

### Adding to our leading-edge generation portfolio

There is now under way a clear shift towards energy sources and generation technologies that produce less, or no, carbon emissions. This has been reinforced by the progress made towards implementing the European Union's emissions trading scheme and by the UK government's decision to extend its target for electricity generated from renewable sources to 15% by 2015. The EU Renewables Directive aims at increasing the share of electricity produced from renewable sources in the EU to 22% by 2010.

SSE is uniquely placed to take advantage of these developments. The high thermal efficiency of our gas-fired power stations means that they require less fuel to generate a given amount of electricity, and we continue to have the most efficient portfolio of stations in the UK among major generators. They are, therefore, less exposed continue to have the largest renewable generation capacity in the country, means we are well-placed for the introduction of the emissions trading scheme in 2005.

Our generation portfolio has been strengthened by the acquisition of 100% ownership of the 688MW Medway Power Station in November 2003, for £241.1m. This enabled us to add another modern, flexible and efficient power station to our group of generation assets. It also gives us the economic benefit from having a 100% interest in Medway's contracts to supply power, as well as the ability to meet these and other generation requirements more flexibly. The purchase of the 120MW gas-fired power station at Cardenden, in Fife, for £12.5m in February 2004 will provide further diversity of plant mix within our generation portfolio, particularly in the mid-merit sector. The station successfully generated electricity in May 2004 as part of its planned return to full service for the coming winter. Both acquisitions emphasise our commitment to acquiring only assets which are closely aligned to existing businesses and operations and which do not represent a major diversification from our core areas of operation.

The introduction of the new British Electricity Trading and Transmission Arrangements (BETTA) in April 2005 will create a single, unified electricity market across Great Britain. BETTA will extend the electricity trading arrangements currently operating in England and Wales to Scotland and will require the creation of a single system operator responsible for real-time balancing of the supply and demand of electricity across the three electricity transmission networks in Britain. A unified electricity market across Britain should be beneficial to the market and to SSE.

**Investment in renewable energy which qualifies for the premium price associated with Renewable Obligation Certificates (ROCs) is expected to be a major driver of value creation in the next few years. Our strong balance sheet means we have the ability to invest in this outstanding opportunity for growth, and we are now planning the next phase of our investment.**

SSE intends to remain the UK's largest generator of electricity from renewable sources, and to that end we have now secured planning permission to develop 162MW of new wind energy capacity. Planning applications have been submitted to the relevant authorities in respect of a further 120MW of new wind farm capacity. All of these developments will require investment of around £200m.

Investment in renewable energy which qualifies for the premium price associated with Renewable Obligation Certificates (ROCs) is expected to be a major driver of value creation in the next few years. Our strong balance sheet means we have the ability to invest in this outstanding opportunity for growth, and we are now planning the next phase of our investment in wind energy. We expect to submit planning applications in respect of a further 200MW of capacity at five sites during 2004/05. A number of other sites are also being

**Supply customer numbers** million



04 5.25
03 4.85
02 4.63
01 4.73
00 3.62


consent in future years. The development of this capacity, if consented, will require investment of around £300m in addition to the £200m already earmarked, over the next five years.

In April 2004, the Highland Council accepted that the development of the 100MW hydro-electric station planned for Glendoe at Loch Ness should proceed and the planning application is now with Scottish Ministers for determination. We have also secured planning permission to develop 7MW of new hydro-electric capacity at Fasnakyle, the output of which should qualify for ROCs. All of this work should enable SSE to have more than 1,000MW of ROC-qualifying generation capacity by 2008.

Our decision, announced in November 2003, to terminate the structural agreements with Scottish Power, put in place at privatisation, will release flexible gas-fired and hydro generation capacity to deploy in the market. At the same time it will result in a net loss of income, of less than £10m a year on average, through to 2012.

In the future, however, the profitability of our generation activities will receive a major boost from Ofgem's agreement in November 2003 that Hydro Benefit should be abolished. This was a formula-based payment made by our generation business to subsidise the relatively high cost of distributing electricity in the north of Scotland. The abolition of Hydro Benefit will increase SSE's profit from generation activities by around £37m a year from 2005/06.

Ofgem's recognition that the maintenance of Hydro Benefit would be incompatible with European Union law was a welcome development, as was the swift action by the UK government to establish an alternative mechanism to limit the cost to customers of electricity distribution in the north of Scotland. The outcome, therefore, is one which protects the interests of customers and is also positive for SSE. It is also an example of the benefits to be derived from ensuring the business is focused on the effective management of key issues, and from active and constructive engagement with key stakeholders.

### Growing our energy supply business

The achievement of organic growth by managing core businesses well is central to our strategy for enhancing value, as our supply business illustrates. It has continued its recent track record of growth and is now larger than ever before, with 5.55m customers – an increase of one million,

400,000 customers during 2003/04 andthen acquired more than 300,000 from Atlantic Electric & Gas in April 2004.

Ofgem's review of competition in energy supply, published in April 2004, confirmed that competition is working, and our recent growth has been achieved in a challenging environment.

Our long-term success as an energy supplier depends on safeguarding our reputation for excellent customer service. It is this reputation which has helped our three strong regional brands – Southern Electric, SWALEC and Scottish Hydro Electric – to be more successful at retaining customers in their traditional areas than any other suppliers of electricity. The leading independent study, by JD Power, confirmed that SSE continues to have the highest customer satisfaction rating among electricity suppliers in the UK. In addition, we have secured a 23% reduction in the number of customer complaints in the year, despite the significant growth in customer numbers.

It is important to maximise the value to be derived from the significantly enlarged customer base which has been built up since the start of 2002. This will be achieved by further strengthening relationships with customers through the development of an expanded range of energy products and providing a selection of additional energy-related services from other parts of SSE, such as domestic appliances and electrical contracting services. Looking ahead, the focus of our retail appliance business will be on supporting our energy supply brands.

**The leading independent study, by JD Power, confirmed that SSE continues to have the highest customer satisfaction among electricity suppliers in the UK. In addition, we have secured a 23% reduction in the number of customer complaints, despite the significant growth in customer numbers.**

**Developing our other businesses**
Over a number of years we have been focused on developing our growing presence in our non-utility businesses – contracting and new connections, gas storage and telecommunications. Combined, these businesses have achieved significant growth in recent years and we believe that important developments in their markets mean they are well-placed for further growth through exploitation of new opportunities.

The extension of the Private Finance Initiative (PFI) to street lighting has enabled our contracting businesses, in partnership with the asset finance division of The Royal Bank of Scotland, to secure PFI contracts worth a total of £350m to replace and maintain street lights for three large local authorities. We are also able to provide a one-stop service for major building projects, delivering fully funded projects from conception to completion and beyond. This provides a unique proposition which sets our business apart from other contractors.

With the UK set to become a net importer of gas within the next few years, the need for, and the value of, gas storage facilities is likely to be greater than ever before. Since we acquired the UK's largest onshore gas storage facility at Hornsea in 2002, demand for its facilities has been high. With the acquisition of Hornsea came the rights to develop a new gas storage facility at nearby Aldbrough. We have entered into a joint venture with Statoil (UK) to develop what will overtake Hornsea as the largest facility of its type in the UK. Construction of the project, of which SSE will own two thirds and in which we are investing £150m, started in March 2004.

The progress of our gas storage business is an illustration of how value for shareholders can be created through carefully-selected acquisitions and through the implementation of well-founded investment opportunities.

The acquisition of Neoscorp Ltd in April 2003 has enabled us to create an enlarged telecoms business, with the addition of a further 4,500km of fibre network, forming a national network. Although sales growth was lower than expected in 2003/04, we now have a national telecoms network, a UK-wide sales force and a competitive range of products targeted at commercial and public sector customers. This puts us in a good position to achieve faster sales growth going forward.

**Strategy**
Our focus continues to be on sustainable long-term real dividend growth. Consequently, we attach the highest importance to enhancing value by managing our existing businesses well through operational excellence. Where growth opportunities arise, we will only exploit them to maximise shareholder return in existing areas of activity, typically in the energy and utility sectors in the UK.

This same rigour applies to merger and acquisition opportunities. SSE has expanded through the incremental addition of assets which have been successfully integrated into our existing businesses. As demonstrated during 2003/04, we will continue with this disciplined approach towards all existing and future acquisition possibilities.

There have been, and continue to be, material changes in the energy sector in the UK – in legislation, regulation, and in the market as a whole – which are creating substantial opportunities. SSE has the balance sheet strength, the financial discipline and the operational excellence to exploit these opportunities and so continue to deliver significant value for shareholders in the future.



**The dividend per share has increased from 25.7p in 1999, when SSE first reported results, to 37.7p in 2004, an increase of 46.7% and a compound annual growth rate of 8%.**

**Gregor Alexander**
Finance Director

## Financial Statement

Scottish and Southern Energy again delivered increases in profit before tax and earnings per share in 2003/04. The growth in the recommended full-year dividend is once more ahead of the target of 4% real growth.

### Profit Before Tax

Underlying profit before tax (PBT), which excludes the termination in November 2002 of the contract to supply power to TXU (see 'Generation and Supply' below) and a large property disposal (see 'Other Businesses' below), increased by 9.4% to £609.7m. Headline profit before tax, before goodwill and net finance income, grew by 3.8% to £619.9m.

| | 2003/04 £m | 2002/03 £m | Change % |
|---|---|---|---|
| Headline PBT | 619.9 | 597.1 | 3.8 |
| TXU contract | – | (40.0) | |
| Property disposal | (10.2) | – | |
| Underlying PBT | 609.7 | 557.1 | 9.4 |

### Earnings per Share

Earnings per share, before goodwill, the impact of deferred tax and net finance income from pension assets, increased by 4.1% to 55.3p (note 10). On an underlying basis, excluding the effects of the TXU contract and the large property disposal, earnings per share increased by 8.6% to 54.1p.

### Dividend

The Board has recommended a final dividend of 26.4p, making a full-year dividend of 37.7p. This is up from 35.0p the year before, an increase of 7.7%. The recommended final dividend is ahead of the target of 4% real growth for 2003/04, and represents the fourth successive year in which the dividend target has been exceeded.

The dividend per share has increased from 25.7p in 1999, when SSE first reported results, to 37.7p in 2004, an increase of 46.7% and a compound annual growth rate of 8%.

In line with the established policy, the target dividend increase for 2004/05 is at least 4% above inflation, with sustained real growth thereafter.

### Power Systems

Power Systems is SSE's regulated electricity transmission and distribution business. The Regulated Asset Base – Ofgem's valuation of the physical assets which it takes account of in setting price controls – is around £2.4 billion. Transmission and distribution of electricity within specified areas is a monopoly activity. The income which each business is able to earn by charging electricity generators and suppliers for the use of the

**Sources of profit 2004**



Power Systems
45.7%
Generation and Supply
42.9%
Other
11.4%


**Cumulative annual cost savings** £m



04
175
03
164
02
145
01
67
00
53


From March 1999 (Real)

wires is closely regulated by Ofgem, as is the level of investment which is made in electricity networks. SSE has completed the fourth year of the price controls set for the period up to 31 March 2005.

In the year to 31 March 2004, its operating profit increased by 2.0% to £317.5m, contributing 45.7% of the Group's operating profit.

While operating profit in Scotland fell by 1.4%, largely as a result of under recoveries of allowable revenues in both transmission and distribution, it increased by 4.1% in England. That increase is attributable to an over-recovery of allowable distribution revenue. Controllable costs were reduced in both Scotland and in England.

In Scotland, 8,743.3GWh of electricity were distributed, an increase of 1.6%. In England, 33,741.3GWh of electricity were distributed, an increase of 2.7%.

### Generation and Supply

Within SSE's integrated business model, the use of generation assets supports performance in energy supply, and value in Generation and Supply therefore has to be assessed across a single value chain.

In the year to 31 March 2004, operating profit before goodwill in Generation and Supply increased by 18.4% to £298.5m, excluding the effects of the termination of the 'in the money' contract to supply power to TXU, which went into administration in November 2002. The contract contributed £40m to operating profit in 2002/03 which will not be repeated in future years. This performance was strong enough to offset the impact of the loss of the TXU contract so even without adjusting for it, operating profit in Generation and Supply still rose by 2.2%.

A claim for over £300m has been lodged with the administrators of TXU. Although the process is complex and time-consuming, SSE remains confident that it is well-placed relative to other creditors and continues to believe that more than 50% of this

**SSE remains focused on enhancing shareholder value through greater efficiencies and in line with this secured an additional £11m of cost savings in 2003/04, representing a further 4.8% reduction compared to the previous year. This takes the annualised post-merger cost savings to £175m.**

claim will be recovered in due course. Any recovery from the administration will be firstly offset against a debtor of £48m and any balance remaining will be presented as a credit to the profit and loss account.

A proportion of the output of SSE's power stations is sold into the wholesale, industrial and commercial markets and so it has benefited from the recovery in wholesale electricity prices experienced during 2003/04. In addition, SSE's flexible generation assets have continued to perform well in NETA (the New Electricity Trading Arrangements) and £12m of operating profit can be attributed to its successful participation in the balancing market, compared with £13m in the previous year.

Medway contributed around £13m additional profit before tax during its first five months of full ownership.

Performance in Generation and Supply also benefited from the increase in electricity output qualifying for Renewable Obligation Certificates (ROCs). This increased from 186GWh in 2002/03 to 916GWh in 2003/04, and the output attracted a premium of around £45/MWh.

As a result of this premium, operating profit in Generation and Supply is more sensitive to the output of ROC-qualifying electricity from hydro-electric stations within each reporting period. This is dependent on the amount of 'run-off' water flowing into water storage facilities which is, in turn, dependent on rainfall levels. In the 30 years to March 2004, the average run-off was equivalent to 3,086GWh a year, with the lowest run-off in any one year being equivalent to 2,379GWh and the highest being 3,900GWh. Run-off in 2003/04 was 2,640GWh, which was 14% below the 30-year average.

Operating profit in Generation and Supply has benefited from the sustained growth in the number of energy supply customers which has been achieved since the start of 2002. A key priority for the future is to maintain this growth in customer numbers and to maximise the value to be derived from the enlarged customer base.

Turnover has increased year-on-year by £1,059.1m, mainly in Generation and Supply. This is partly due to retail sales to the increased numbers of electricity and gas customers. However, most of the increase reflects additional wholesale trading of both electricity and gas necessary to optimise the short-term energy position in volatile markets.

## Other Businesses

Total profit before goodwill from Contracting, Connections, Gas Storage, Telecommunications and other businesses increased by 9.3% to £89.3m. Within this, the sale of the Amersham Road site in Reading realised a profit of £10.2m. This gain is unusual because of its size and it has been disclosed separately below operating profit in the profit and loss account.

- Contracting and Connections delivered operating profit before goodwill of £48.7m, an increase of 8.5% on the previous year. This was achieved as a result both of lower costs and increased margins.

- Gas Storage produced an operating profit before goodwill of £11.4m in the year to 31 March 2004 and SSE has made a total operating profit of £17.0m from gas storage since the acquisition of SSE Hornsea for £132.7m in September 2002.

- Telecoms achieved an operating profit before goodwill of £3.5m. The established business delivered an operating profit of £11.0m, compared with £12.0m in the previous year. Since April 2003, it has been combined with Neoscorp Ltd (Neos) which was acquired for a net consideration of £9.7m. Neos' sales performance in 2003/04 was disappointing, with growth being lower than expected. Accordingly, it made a £7.5m loss. It does, however, have a track record of sales growth, and is expected to become profitable during 2005.

- Corporate and Property Services contributed £15.5m to operating profit, and the sale of the Amersham Road site in Reading also realised a profit of £10.2m.

## Cost Savings

SSE remains focused on enhancing shareholder value through greater efficiencies and in line with this secured an additional £11m of cost savings in 2003/04, representing a further 4.8% reduction compared to the previous year. This takes the annualised post-merger cost savings to £175m, compared to an original target of £90m. Since SSE was formed at the end of 1998, total cumulative cost savings of £604m have been secured. Further cost savings will be achieved in 2004/05.

## Group Capital Expenditure

Group investment and capital expenditure, excluding acquisitions, totalled £289.7m in 2003/04, compared with £251.9m in the previous year. Capital expenditure in Power Systems was £147.9m, compared with £143.7m in the year before. Of this, £86.4m was invested in network refurbishment and £61.5m on network expansion.

The other main feature of capital expenditure was investment of £69.1m for growth in Generation, with refurbishment work being carried out at hydro-electric power stations and the development of new hydro-electric and wind energy schemes which will lead to the generation of ROC-qualifying energy. There was also planned capital expenditure of £30m at Peterhead Power Station, in line with its long-term service agreement with Siemens.

Within the overall total, capital expenditure for growth was £152.5m. This largely comprised network expansion and renewable energy.

Capital expenditure will increase significantly in the next few years, with investment in renewable energy, network expansion and gas storage, and is expected to be over £400m in 2004/05. All investments are expected to achieve returns which are greater than the cost of capital and are expected to enhance earnings.

**SSE continues to maintain one of the strongest balance sheets in the global utility sector, holding an AA– long-term credit rating. This continues to give significant competitive advantage in terms of cost of funding and supporting new developments.**

### Interest

The net interest charge was £85.5m. The reduction of £3.6m reflects continuing strong cash flow and lower interest rates. The average interest rate for SSE during the year was 5.96%, compared with 5.98% in the previous year. Underlying interest cover was 8.4 times, compared with 8.1 times the previous year.

### Tax

The effective current tax rate was 24.1%, compared with 23.0% in the previous year. As deferred tax liabilities are only a potential exposure, discounting has been applied to reflect the long-term nature of the assets and this impacts on both the profit and loss account and on the balance sheet.

The tax charge is now 26.3%, compared with 27.6% in the previous year. This reflects a reduction in the discounted deferred tax rate, due to an increase in discount rates applying to long-term liabilities. An additional discounted liability of £13.5m has been recognised on the balance sheet as at 31 March 2004.

### Cash Flow

During the year to 31 March 2004, SSE's net debt increased by £200.1m to £1,417.1m. This increase is more than accounted for by acquisitions, share buy backs and capital expenditure for growth in renewable energy and expansion of electricity networks totalling £408.2m. Underlying operational cash flow, therefore, remains strong.

### Balance Sheet

SSE continues to maintain one of the strongest balance sheets in the global utility sector, holding an AA– long-term credit rating. This continues to give significant competitive advantage in terms of cost of funding and supporting new developments.

FRS 17 was adopted in full in 2001/02 for the treatment of pension scheme assets, liabilities and costs. At 31 March 2004, the FT-SE Index closed at 4,386. A net pension scheme liability of £124.4m is recognised in the balance sheet. This compares with a net pension scheme liability of £281.5m at 31 March 2003, when the FT-SE Index was at 3,613. Employer cash contributions to the Southern Electric scheme resumed in November 2002 and amounted to £11m during 2003/04; contributions to the Scottish Hydro Electric scheme restarted in April 2003, and amounted to £8m during the year.

Shareholders' funds stood at £1,728.4m on 31 March 2004, compared with £1,482.0m in the previous year. The comparison of net debt with shareholders' funds gives headline gearing for the Group of 82%, compared with 82.1% in the previous year.

### Purchase of Own Shares

Each year, the Directors seek authority from shareholders to purchase, in the market, the company's own shares, as is permitted under the company's Articles of Association. Purchases can only be made in this way if Directors expect them to result in an increase in the earnings per share and to be in the best interests of shareholders generally. All shares purchased in this way have been cancelled, and the number of issued shares is reduced accordingly.

During the year, 1,760,000 ordinary shares of 50p each were purchased, representing 0.2% of the called-up share capital of the company. The aggregate consideration was £11.2m and the average price was 633p per share. During the previous year, 2,990,945 shares were purchased, with an aggregate consideration of £18.1m and an average price of 601p per share.

This is the fifth successive year in which shares have been purchased in this way. Overall, 27,378,946 shares have been purchased and cancelled, representing 3.1% of the company's original called-up share capital.

The company is seeking continuation of the buy back authority this year, with the added flexibility of the option of retaining shares bought back rather than cancelling them.

**SSE has the means and the capability to deliver its investment plans and achieve sustained real growth in the dividend in the future.**

### Financial Risk Management
The main financial risk which SSE could face is in respect of interest rates and, to a lesser extent, inflation, foreign exchange, liquidity and credit. The Board reviews and agrees policies for addressing each of these risks. They were most recently agreed by the Audit Committee in February 2004. The key issue of exposure to energy prices and volume is addressed via the Risk Committee (see under 'Internal Control' on page 20).

SSE's operations are financed by a combination of retained profits, bank borrowings, long-term debt issuance and commercial paper. As a matter of policy, a minimum of 50% of SSE's interest rate exposure is kept at fixed rates of interest.

Within this policy framework, SSE borrows as required, at both fixed and floating rates, with interest rate swaps and forward rate agreements being used to achieve the desired profile. All borrowings in foreign currencies are swapped back into Sterling.

At 31 March 2004, 92.4% of SSE's borrowings were at fixed rates, after taking account of interest rate swaps.

### Borrowings and Facilities
The objective for SSE is to maintain a balance between continuity of funding and flexibility, with a range of maturity dates. Its average debt maturity profile as at 31 March 2004 was 13.9 years, compared with 14.1 years as at 31 March 2003.

The maturity profile continues to reflect the medium to long-term nature of SSE's underlying assets and means its debt structure is in a strong position going forward, with around £1,375m of borrowings in medium to long-term funding in the form of Sterling Eurobonds, European Investment Bank borrowings and the US Dollar Bond. A total of 4.4% of SSE's total borrowings will mature in the 12 months to March 2005.

In December 2003, the Southern Electric Power Distribution plc 2032 Sterling Eurobond was re-opened for a further £100m at an all-in rate of 5.23% – an exceptionally low cost of borrowing for a corporate issuer, especially in respect of such a long term.

During the year £75m was drawn down under SSE's facility with the European Investment Bank at an average rate of 5.12% and a maturity of 10 years. In addition, SSE assumed £87.2m of EIB loans in relation to the Medway Power acquisition at an average rate of 8.21% and a maturity of five years.

SSE's policy is to ensure it has committed borrowing facilities of at least 110% of forecast borrowings over a 12 month period. This provides flexibility in the management of SSE's liquidity and a backstop for the commercial paper programme. As at 31 March 2004, SSE had undrawn committed bank facilities of £590m, with a weighted average period, until maturity, of 1.8 years.

There is relatively little exposure to foreign currency risk as the United Kingdom is SSE's main area of operation. If either fuel or plant are contracted in foreign currency, it is SSE's policy to hedge all material purchases through the use of foreign currency swaps and forward rate contracts.

### International Financial Reporting Standards
The application of International Financial Reporting Standards (IFRS) will be required for listed companies for accounting periods commencing on or after 1 January 2005. Therefore, SSE will publish IFRS compliant financial statements for the year to 31 March 2006. A working group has been established to identify the potential areas of exposure and initiate a timetable of key dates to enable SSE to comply fully with IFRS.

### Financial Summary
To monitor financial performance over the medium-term, SSE focuses on earnings per share before the non-cash items of goodwill, the impact of FRS 19 and net finance income from pension assets. In the year to 31 March 2004, it increased by 4.1% to 55.3p. This growth is combined with the maintenance of one of the strongest balance sheets in the global utility sector. As a result, SSE has the means and the capability to deliver its investment plans and achieve sustained real growth in the dividend in the future.

**The effective management of all operations throughout SSE is the best means of delivering a financial performance which allows the delivery of long-term and sustainable real growth in the dividend.**

## Operating Statement

At the heart of Scottish and Southern Energy's strategy is the belief that the highest priority should always be attached to managing existing businesses well through seeking operational excellence. The effective management of all operations throughout SSE is the best means of achieving a financial performance which allows the delivery of long-term and sustainable real growth in the dividend.

### Power Systems

Power Systems is responsible for managing one electricity transmission network and two electricity distribution networks. In total, the networks comprise 124,000km of overhead lines and underground cables, delivering electricity to 3.4 million properties across 30% of the UK's land mass.

SSE's objective is to manage the consequences of the growth in demand for electricity and ensure the network has the minimum number of faults and the maximum robustness in the face of severe weather and other supply interruption risks. It is also important to automate networks so that when supply is interrupted, it can be restored as soon as possible. The programme of investment is designed with these goals in mind.

In line with this, a total of £147.9m was invested in the electricity networks in the year, taking the total investment to £602.9m since the current price control review period started in 2000. Efficiently-made investment of this kind upgrades the electricity network and reinforces the value of the Regulated Asset Base which, in turn, supports the ongoing value of the Power Systems business.

In the Southern Electric Power Distribution area, the programme to upgrade and refurbish the network continued during 2003/04, with 1,000km of high voltage overhead lines and 760km of low voltage lines refurbished. The substantial programme of network automation has continued, with another 69 urban substations completed, together with 980 new remotely-controlled rural switches, allowing for faster restoration of supply to customers. There has also been significant investment in the underground network, with 49km of high voltage cable replaced.

The average number of minutes of lost supply per customer in the Southern Electric area was 81. This compares with 82 minutes during 2002/03, excluding the October 2002 storm, and is well within the targets set by Ofgem under its Information and Incentives Programme (IIP).

**Units Distributed** TWh



04 42.5
03 41.2
02 40.8
01 40.2
00 38.6


**Units Supplied** TWh



04 39.4
03 35.8
02 38.2
01 42.1
00 34.8


Southern Electric Power Distribution was the benchmark company and was not given any company-specific actions by the DTI-commissioned report into power systems emergencies published at the end of 2002. Nevertheless, it has implemented a number of initiatives to improve further the resilience of the electricity network in the future. For example, falling trees or clashing branches are a major source of supply interruptions during windy weather conditions. To improve performance in this area, SSE has started employing directly most of the people involved in tree cutting. This is also in line with SSE's general approach that operations and services are best managed and delivered by people who are directly employed by the company.

In the Scottish Hydro Electric Power Distribution and Transmission area, another 2,350km of high voltage overhead lines have been refurbished, along with 185km of low voltage lines. The programme of network automation has also continued, with another 15 urban substations completed, together with 260 new remotely-controlled rural switches.

The average number of minutes of lost supply per customer in the Scottish Hydro Electric area was 83, which excludes the effects of the Hogmanay storm. This compares with 87 during 2002/03 and is well within the targets set by Ofgem under its IIP.

One of the key performance measures which SSE applies is the percentage of high voltage faults which achieve first customer restoration within 60 minutes of occurring. The speed with which customers have their supplies restored following a fault is an extremely important element of customer service.

A number of actions must be carried out in the first 60 minutes after a fault occurs, including diagnosing the likely location of the fault, contacting field staff (who may be at home out of hours), travelling to the location, carrying out a complete risk assessment and undertaking the first switching operations. In 2002/03, first restoration of supply to customers within 60 minutes was achieved in 80% of faults; in 2003/04 that improved to 85%.

During 2003/04, SSE undertook extensive

**SSE's gas-fired power stations have all been developed or refurbished within the last decade and so use modern, reliable technology. Plant reliability is critical and during 2003/04 there was particular emphasis on reducing the number of unplanned outages at SSE's wholly-owned gas-fired power stations, and they fell by more than half.**

consultation in order to assist the selection of the route for the new transmission line connecting the Highlands and the central belt of Scotland. This line has to be built if national targets for the generation of electricity from renewable sources are to be achieved. It aims to begin constructing the new line during 2005, subject to timely progress of the planning application and final agreement on the regulatory framework for the investment.

## Generation

SSE owns and operates over 5,700MW of electricity generation capacity, comprising almost entirely gas-fired and hydro-electric power stations. The gas-fired power stations have consistently maintained the highest thermal efficiency among major UK generators, meaning they use less fuel to generate electricity. SSE is also the UK's largest generator of electricity from renewable sources. Overall, this means that SSE has the lowest-carbon, non-nuclear generation portfolio amongst major UK generators.

SSE's gas-fired power stations have all been developed or refurbished within the last decade and so use modern, reliable technology. Their reliability is also supported by long-term service agreements with the original equipment manufacturers, which means that the flexible management of the plant has their endorsement and operational support. Plant reliability is critical and during 2003/04 there was particular emphasis on reducing the number of unplanned outages at SSE's wholly-owned gas-fired power stations, and they fell by more than half.

Although the principal purpose of the generation portfolio is to support SSE's performance as a supplier of electricity, some of the output of power stations is sold into wholesale, industrial and commercial markets. As a result of their flexibility, SSE's power stations are able to increase output rapidly and so achieve premium earnings by providing electricity at times of peak demand and by decreasing output quickly in response to fast-changing energy trading conditions, as well as providing other services in the electricity balancing market. Against this background, however, the core function of energy trading remains, for SSE, a means of managing risks and minimising costs.

Electricity generation in the UK is changing dramatically. There are concerns that the UK will not have enough generation capacity to meet peak demand in future years. The growth in renewable energy generation, which is expected over the next decade and beyond, will need to be

Against this background, SSE's leading-edge generation portfolio has been expanded and will continue to expand over the next few years. The balance of the equity interests in Medway Power were acquired for £241.1m in November 2003. SSE already owned 37.5% of the equity interests and so became the sole owner of the business, which comprises a 688MW combined cycle gas turbine (CCGT) power station in Kent. The acquisition enabled SSE to add another modern, flexible and efficient power station to its portfolio. A number of operational synergies have been achieved and the process of integrating the Medway station into SSE's generation portfolio is now complete. As expected, it enhanced earnings in its first five months of ownership, adding around £13m to profit before tax.

In addition, SSE purchased a 120MW CCGT power station in Cardenden, Fife, for £12.5m. The plant began commercial operation in 1998 and SSE intends to spend up to £3m to further upgrade it and reinforce its operational performance. The acquisition of a smaller station such as this provides further diversity of plant mix within SSE's generation portfolio, particularly in the mid-merit sector.

The acquisition took the capacity of SSE's power stations to over 5,700MW, giving SSE the fifth largest portfolio of power stations (by installed capacity) in the UK, owning around 7.5% of the total.

The decision, announced in November 2003, to terminate two structural agreements, put in place at privatisation, with Scottish Power from April 2005 means SSE will be able to deploy 642MW of additional efficient and flexible thermal generation capacity at Peterhead Power Station in the new Great Britain-wide electricity trading arrangements. In addition, SSE will gain access to 115MW of standby capacity at Peterhead, which is important in making sure that the UK is able to meet future peak demand for electricity. Up to 360GWh of hydro output previously made available to Scottish Power will also now be at SSE's disposal.

SSE's programme of investment in renewable energy continues to progress. The output of refurbished hydro-electric power stations with capacity of up to 20MW qualifies for Renewable Obligation Certificates (ROCs). In total, SSE has 391MW of hydro-electric capacity in its sub-20MW stations. Of this, a total of 275MW was refurbished by 31 March 2004. The refurbishment of a further 90MW is expected to be completed during 2004/05.

SSE's total output qualifying for ROCs, including wind energy, was 916GWh,

ROC-qualifying output is expected to increase further, to around 1,300GWh, in 2004/05.

SSE intends to remain the largest generator of electricity from renewable sources in the UK, and to that end has now secured planning permission to develop 169MW of new renewable energy capacity. This includes consent to build what will be one of the UK's largest onshore wind farms, in South Ayrshire. SSE has secured planning permission for the development of 7MW of new hydro-electric capacity at Fasnakyle, the output of which should qualify for ROCs.

Planning applications have been submitted to the relevant authorities in respect of a further 120MW of new wind farm capacity. The Highland Council has accepted that the development of the 100MW hydro-electric station planned for Glendoe at Loch Ness should proceed and the planning application is now with Scottish Ministers for final determination.

While wind power is likely to be the dominant renewable technology over the next few years, the government has made it clear that key to realising the full potential of renewables is the development of new technologies. In line with this, Renewable Technology Ventures Limited (RTVL), a joint venture between SSE and The Weir Group, is investing in the development of a tidal generating device. Other marine generation opportunities are being pursued by RTVL.

In addition, SSE is working in partnership with Talisman Energy on the possible development of the world's first deep-water offshore wind farm. This project has attracted financial support from the Scottish Executive, the DTI and the EU.

**SSE's energy supply business is now larger than ever before. It has grown from 4.55m customers at the end of 2001, when the full integration of its IT systems was completed, to 5.55m, a net gain of around one million customers.**

## Supply

SSE's energy supply business is now larger than ever before. It has grown from 4.55m customers at the end of 2001, when the full integration of its IT systems was completed, to 5.55m, a net gain of around one million customers. This includes more than 300,000 customers acquired from Atlantic Electric & Gas in April 2004. There was also a net gain of business customers covering around 45,000 sites throughout Great Britain in 2003/04, including contracts to supply renewable energy to the Scottish Executive and Manchester City Council. In total, SSE's business customers now cover more than 320,000 sites throughout Great Britain.

This organic growth emphasises the clear value in SSE's Southern Electric, SWALEC and Scottish Hydro Electric brands, which have all been successful in retaining and attracting a higher-than-average number of customers in their traditional areas of operation. As well as having a high name-awareness in their areas, these brands are supported by SSE's commitment to delivering a high standard of customer service and a wider range of energy-related products and services.

The leading study of customer satisfaction in electricity supply is carried out annually by JD Power. It analyses key areas such as billing, payment, price and value. For a second successive year, SSE achieved the highest customer satisfaction among all electricity suppliers in the UK.

Customer dissatisfaction is, of course, reflected in the number of complaints made to, and about, an organisation. Despite its significantly enlarged customer base, SSE secured a 23% reduction in the number of complaints referred to energywatch for resolution. Throughout 2003/04, SSE consistently had the lowest rate of complaints to energywatch about customer transfers and account and billing matters.

Performance in respect of direct selling complaints was generally better than the industry average across the year as a whole, but there was a small number of occasions when the expected high standards were not maintained. During the year, all energy sales representatives were given additional training in order to re-emphasise the importance of a professional and ethical approach.

The way in which energy is marketed is changing significantly, with suppliers focusing more on telephone contacts with customers to provide opportunities to market energy products and related services, in addition to the traditional doorstep selling methods. The proportion of new customers gained by SSE through these service-based approaches is now almost half. The cost of acquiring new customers through service-based activities is around one quarter of that incurred in doorstep sales.

It is important to maximise the value to be derived from the enlarged customer base that SSE has built up in recent years. This is being achieved by strengthening relationships with customers through the development of core energy products and providing a range of additional energy-related products and services from other parts of SSE, such as domestic appliances and electrical contracting services.

The government has announced new rules allowing some energy supply customers to choose a longer contract than the standard 28 days and, in return, receive energy efficient products and services from their supplier – such as house insulation, energy efficient boilers and domestic appliances, or low-energy light bulbs. With established electrical contracting and retail businesses,

SSE is well-placed to build on this opportunity over the next few years.

**Contracting and Connections**
SSE's contracting business comprises mainly Southern Electric Contracting (SEC) and Thermal Transfer. SEC also trades as Hydro Contracting in Scotland and SWALEC Contracting in Wales, thus benefiting from the strengths of the regional brands.

The contracting business has four main areas of activity: industrial, commercial and domestic electrical contracting; electrical and instrumentation engineering; street and highway lighting; and specialist contracting for the turnkey design, build, and refurbishment of facilities requiring a 'controlled' environment.

Its growth strategy is built on client development and maximising repeat business, which means there is a strong focus on delivering a high standard of service. In line with this, it signed new contracts with existing customers such as Foster Wheeler and Exxon Mobil during the year.

At the same time, it is exploiting opportunities for new streams of business and, working in partnership with the asset finance division of The Royal Bank of Scotland, it has signed contracts worth around £350m to replace and maintain street lights for three local authorities in England, under the Private Finance Initiative. SEC is the UK's largest street lighting contractor, and is now responsible for maintaining more than one million lighting units, around one fifth of the UK's total.

The different parts of the contracting business also work together to provide a more complete service for customers. For example, SEC and Thermal Transfer worked together on a £2.1m contract to design and construct mechanical and engineering services to two fabrication halls in VT Shipbuilding's new shipyard in Portsmouth.

The connections business is involved in a range of utility-related activities for leading UK housebuilders, business premises and major industrial customers, such as electrical connections, 'local' electricity infrastructure and gas networks. During 2003/04 it completed 43,000 electrical connections. In addition, it continued to expand its portfolio of out-of-area electricity networks. For example, it has won the £4m contract to provide, own and operate the electricity network for the Tilfen's Land development at Thamesmead. The rate of connecting new premises to its gas networks continued to grow, and during 2003/04 it connected a further 5,000 premises, taking the total to 20,000.

**Gas Storage**
SSE entered the gas storage business in September 2002 with the acquisition of the UK's largest onshore gas storage facility at Hornsea for £132.7m, along with the rights to develop additional storage at an adjacent site at Aldbrough. The value of gas storage facilities is determined by capacity and by the rates at which gas can be injected into and withdrawn from the facility. The capacity at Hornsea is 326 million cubic metres. Two million cubic metres can be injected into it, and 18 million cubic metres withdrawn from it, daily. On this basis, it operates as a tool for meeting peak demand for gas.

Demand for gas storage facilities in the UK continues to be high and SSE has entered into new contracts to provide storage at a significantly higher value than the 'legacy' contracts it inherited when Hornsea was acquired. All capacity for 2004/05 was sold before 31 March 2004.

Over the next few years, a projected decline in UK gas production is expected to increase the need for additional gas storage capacity. Against this background, SSE has entered into a joint venture with Statoil (UK) to develop the UK's largest onshore gas storage facility, at Aldbrough. It will feature nine gas salt caverns, with a total new capacity of around 420 million cubic metres, of which SSE will have the ownership interest in 280 million cubic metres. Overall, each day, SSE will be able to import 14 million cubic metres of gas into Aldbrough and deliver 26 million cubic metres of gas from the facility.

**Over the next few years, a projected decline in UK gas production is expected to increase the need for additional gas storage capacity. Against this background, SSE has entered into a joint venture with Statoil (UK) to develop the UK's largest onshore gas storage facility, at Aldbrough.**

Proceeding with the development on this basis will require total investment by SSE of around £150m. Work on the development has started, and the first part of the new facility is expected to be operational from 2007. It will, therefore, secure for SSE a significantly enhanced presence in the UK gas storage market.

**Telecoms**
Since the acquisition of Neoscorp Ltd (Neos) for a net consideration of £9.7m in April 2003, SSE's telecoms business has managed a Great Britain-wide telecoms network of around 7,000km. In addition, the business manages 15,000 sites mainly installed on SSE's own electricity infrastructure in the Scottish Hydro Electric and Southern Electric areas. It provides network and infrastructure capacity and other services to over 400 commercial and public sector organisations.

In March 2004 it was announced that Neos is one of 17 service providers nation-wide that has been chosen by the Department of Trade and Industry to take part in its Broadband Aggregation Project (BAP), a scheme established to increase broadband availability and value for money for the taxpayer.

**The Board has committed SSE to eight principles of corporate responsibility, focused on issues of particular significance to SSE and the sectors in which it operates. The principles adopted reflect four impact areas defined by Business in the Community: workplace; environment; marketplace; and community.**

## Corporate Responsibility Statement

Scottish and Southern Energy believes that corporate responsibility is consistent with, and essential to, the maintenance of financial strength and the achievement of sustainable growth. It believes that the surest way of achieving its dividend targets is to manage its core businesses well, and to ensure that responsible business practice is fully integrated into the culture and management of its operations.

During the year, SSE reviewed its core values, and refined them so that they focus explicitly on achieving sustainable growth by:

- putting customers first;
- being open and honest;
- being safe, strong and resourceful; and
- caring for the environment.

In line with this, the Board has committed SSE to eight principles of corporate responsibility, focused on issues of particular significance to SSE and the sectors in which it operates. The principles adopted reflect four impact areas defined by Business in the Community: workplace; environment; marketplace; and community. They have also been selected on the basis that there are clear and measurable performance indicators.

SSE's principles of corporate responsibility are:

- achieving the highest standards of health and safety performance;
- providing opportunities for employees to be shareholders in the company;
- being actively responsible by complying with and exceeding, where appropriate, all statutory and regulatory environmental requirements;
- prioritising, and continually improving, environmental performance across all activities;
- working to ensure that the quality of service delivered to customers is sector-leading;
- responding effectively to any customer concerns about products and services;
- ensuring that the communities which SSE serves have a safe and reliable supply of electricity; and
- encouraging employees to be good citizens in the communities in which they live and work.

SSE believes that the successful application of these principles of corporate responsibility will improve its operational performance, safeguard its reputation, contribute to financial performance and support shareholder value.

The Board is confident that there are effective systems in place within SSE to assess and manage corporate responsibility-related issues and risks. These systems are regularly monitored and reviewed and the Board is satisfied that corporate responsibility matters do not represent a material threat to SSE.

### Workplace

SSE as a whole directly employed 9,785 staff at the end of March 2004, all in the UK, compared with 9,474 the year before. There was a 10.8% turnover of employees.

SSE believes that all work can be done in such a way that no-one, whether an employee, contractor, customer or member of the community, suffers from its operations. It believes that all accidents and injuries are preventable and it aims to provide staff with training, work methods and equipment to achieve that goal.

'Being safe' is a core value in the business. In line with this, SSE's Health, Safety and Environment Manual, which has the status of a work instruction, emphasises that safety will not be compromised for business interest or operational pressures and all injuries, plant damage and 'near misses' will be reported and investigated. The Director with lead responsibility for Health and Safety is Colin Hood.

In the year to 31 March 2004, there was a total of 27 lost-time and reportable incidents across the entire SSE group, which is one fewer than in the previous year and equivalent to 276 per 100,000 employees. Of the 27 injuries, 14 were the result of 'slips, trips and falls'. There were no fatalities, and 48 business units out of a total of 56 were accident-free. During the year, a particular emphasis was placed on safe driving, both in and out of work. The number of serious, or potentially serious, road traffic accidents involving employees driving company vehicles fell by more than half, to 23.

SSE recognises that effective injury prevention requires not only a documented management system but also the development of a safe and healthy work culture. The Health and Safety Executive has endorsed a Health and Safety Climate Survey Tool to help assess the health and safety culture within an organisation. This was piloted within Southern Electric Contracting during 2003/04 and will be extended to other parts of SSE in 2004/05.

**Providing opportunities for employees to become shareholders in SSE is one of the principles of corporate responsibility which the Board has adopted. Ownership of shares is encouraged by a Share Incentive Plan, in which 30% of employees participated in 2003/04 and by a separate Save-As-You-Earn scheme, in which 23% of employees participated.**

A comprehensive review of processes and procedures within SSE's contracting business was undertaken and implemented following an incident during gas installation work in Clackmannanshire in 2002, which resulted in Southern Electric Contracting (SEC) being prosecuted and fined £5,000 under the Health and Safety at Work Act.

SSE's training policy is to ensure that employees have the necessary skills, knowledge and attitudes to perform their role effectively. In line with this, a diverse and comprehensive training programme is in place. During 2003/04, for example, a total of 95 employees achieved Scottish or National Vocational Qualifications in Call Handling, Customer Service and Business Administration. A further six employees achieved SVQs in Operation and Maintenance of Hydro Generation. In addition, there are 220 craft apprentices and 50 adult trainees within SSE's contracting business.

SSE also seeks to provide training programmes which enable employees to take opportunities to undertake different roles in other parts of the group. A total of 25 staff in IT have been recruited internally to reduce SSE's use of external IT contractors, in line with general policy. SSE also gives financial support to employees who study in their own time for further education qualifications related to their work, and a total of 57 staff were supported in this way.

SSE's policy is to deal with genuine and acceptable sickness absence confidentially and sympathetically and it aims to help employees make a speedy return to health and to work by seeking and taking into account medical advice. During 2003/04, the average number of days of absence from work per employee was 5.47, compared with 5.90 the year before.

The maintenance of a healthy workforce is a key element of SSE's health and safety policy and in line with this the decision has been taken to issue a confidential general health audit questionnaire to employees during 2004/05. The questionnaire covers areas such as diet, smoking, stress and mental health and allows health improvement guidance to be directed to individual employees, as well as to employees as a whole.

SSE's equal opportunities policy aims to ensure that all members of staff and job applicants are no less fairly treated due to sex, marital status, race, disability or other conditions not justified in law or relevant to performing the job. There were no occasions during 2003/04 on which SSE was found to have failed to comply with equal opportunities legislation.

It is SSE's policy, where possible, to provide employment opportunities for disabled people. Staff who become disabled are supported in continuing employment through identification of suitable jobs and the provision of any necessary re-training.

Where an employee or agency worker were to become aware of information indicating that SSE or an employee of SSE is failing to recognise the obligation to act responsibly, they would be encouraged to disclose it. The individual would be protected from suffering any form of disadvantage or action as a result of raising a concern in accordance with SSE's policy on public interest disclosure. There is also a confidential grievance procedure for employees, which was formally invoked by three employees during 2003/04.

SSE's Employee Assistance Programme includes the provision of professional counselling services for employees who have personal problems, including relationship or financial matters.

There is a well-established Joint Negotiating and Consultative Committee, which has a consultative and negotiating role and which includes lay and full-time representatives from the five recognised trade unions. In addition, a Health, Safety and Environmental Advisory Committee is convened in each quarter of the year to consult employees on these three subjects. The outputs from the Committee are implemented through site-specific health, safety and environment groups.

Participation in SSE's affairs is encouraged through team meetings, briefings, an internal magazine and an employee intranet. During the year, employees were given the opportunity to attend and participate in 'roadshow' sessions with directors and senior managers.

Providing opportunities for employees to become shareholders in SSE is one of the principles of corporate responsibility which the Board has adopted. Ownership of shares is encouraged by a Share Incentive Plan, in which 30% of employees participated in 2003/04, and by a separate Save-As-You-Earn scheme, in which 23% of employees participated. A number of important changes to both schemes have been introduced for 2004/05 in order to increase further the number of employees participating in them.

A summary of SSE's policies for employees is published on its website (www.scottish-southern.co.uk).

## Environment

Caring for the environment is one of SSE's core values and its environment policy is designed to ensure that it complies with and exceeds, where appropriate, all statutory

**SSE participated in the eighth Business in the Environment Index, the UK's leading environmental benchmarking tool, the results of which were announced in March 2004. SSE's score improved from 97.92% last year to 98.13% this year, making it the top-performing electricity company. It meant SSE featured in BiE's 'Premier League' of companies for the second consecutive year.**

and regulatory environmental requirements and sets good standards. SSE also seeks to prioritise and continually improve environmental performance across all activities. The policy is set out in full in SSE's Environment Annual Report 2004, along with SSE's performance in respect of the environmental targets set for 2003/04. The Director with lead responsibility for the environment is David Sigsworth.

During 2003/04 there was one environmental incident, compared with two in the previous year, which resulted in SSE being served with a formal procedural notice by the environmental regulator. SSE's target for any given year is zero environmental incidents.

SSE's ISO 14001 certified Environmental Management Systems cover its major power stations, which have the highest environmental impact. SSE's portfolio of gas-fired power stations is the most thermally-efficient in the UK and it is the largest generator of electricity from renewable sources in the country.

In 2003/04, carbon dioxide emissions from SSE's own generation portfolio were 8.5 million tonnes, which was comparable to the previous year. During 2003/04, SSE was selected to participate in The Carbon Trust's Carbon Management Pilot Programme which will create possible options for reducing emissions of carbon dioxide from power stations.

To benchmark its activities, SSE participated in the eighth Business in the Environment Index, the UK's leading environmental benchmarking tool, the results of which were announced in March 2004. SSE's score improved from 97.92% last year to 98.13% this year, making it the top-performing electricity company. It meant SSE featured in BiE's 'Premier League' of companies for the second consecutive year.

SSE is a constituent of the FT-SE4Good Index series, which is governed by selection criteria covering environmental and corporate responsibility issues.

Encouraging energy efficiency is also part of SSE's environmental responsibility and the Environment Annual Report 2004 includes the Energy Efficiency Annual Report. SSE's target under the Energy Efficiency Commitment (EEC) 2002 to 2005 is to secure 6,033GWh of fuel-standardised energy savings (equivalent to the carbon dioxide emissions of a typical 130MW gas-fired power station). Good progress has been made towards achieving the EEC, with savings from measures installed expected to exceed the target.

Full information on energy efficiency and Environment Annual Report 2004 (www.scottish-southern.co.uk).

**Marketplace**

Putting customers first is one of SSE's core values. It supplies electricity and gas to around 5.5 million customers, in a market which has been fully competitive since Ofgem removed all remaining supply price controls in 2002. The Director with lead responsibility for energy marketing is Alistair Phillips-Davies.

To be successful in this market, SSE believes it is essential to provide a sector-leading quality of service to customers and, where necessary, to respond effectively to any customer concerns about products and services.

It recognises that customers will continue to acquire products and services from companies they respect, and that inappropriate marketing and sales techniques and inadequate customer service will directly damage the business.

The quality management system of energy sales has been approved by Lloyd's Register Quality Assurance to BS EN ISO 9001:2000. The system is applicable to marketing, sales and customer service relating to the supply of electricity and gas.

Towards the end of 2003, the industry-leading study by JD Power confirmed that SSE has the highest customer satisfaction among electricity suppliers in the UK, the second successive year in which this has been achieved. The study examined customer satisfaction across six factors (in order of importance): power quality and reliability; supplier image; price and value; billing and payment; meter reading; and customer satisfaction.

Throughout 2003/04, SSE has focused on improving its operations further to keep complaints about its products and services to a minimum. Despite its significantly enlarged customer base, it secured a 23% reduction, to just over 2,600, in the number of complaints referred to energywatch for resolution. Throughout 2003/04, SSE consistently had the lowest rate of complaints to energywatch about customer transfers and billing.

SSE is a buyer, as well as a seller, of products and services. In order to be a responsible purchaser, it has subscribed to the Verify system, operated by an independent company, Achilles, which assesses the environmental, safety and quality commitment of all potential suppliers and contractors.

**Community**

Being open and honest is a core value in SSE and central to this is an active

**SSE believes that employees should be encouraged and enabled to be active citizens in the communities in which they live and work. For this reason, it introduced a scheme by which funds raised by employees for charitable and community causes are matched by SSE, up to a limit of £500 per employee.**

stakeholders, including community representatives, such as MPs and MSPs, and organisations with an interest in SSE's activities. The Director with lead responsibility for community matters is Ian Marchant.

In line with SSE's commitment to engage with stakeholders, the community benefit package for the SSE's wind farm development at Hadyard Hill was agreed in conjunction with the local MSP and Councillor. In addition, a major programme of community consultation has been undertaken since January 2004 to elicit views on possible routes for the new 400,000 Volt electricity transmission line connecting Beauly and Denny. This programme of consultation is in addition to that which occurs under the statutory consents procedure.

SSE continues to believe that a key corporate responsibility is to ensure that the communities which it serves have a safe and reliable supply of electricity. For this reason, the operational performance of Power Systems, set out on pages 9 and 10, is a key performance indicator. In addition to the reduction in the number of minutes customers were without supply during the year, the number of actual interruptions per customer in 2003/04 was 0.90 in the Scottish Hydro Electric Power Distribution area (excluding the Hogmanay storm) and 0.88 in the Southern Electric Power Distribution area.

Similarly, performance against Ofgem's Guaranteed Standards of Performance, which deal with issues such as notice of planned supply interruption, is vital. During 2003/04, SSE failed to meet the standards on just three occasions, compared with two occasions in the previous year.

As at 31 March 2004, a total of 151,000 customers considered vulnerable were registered with SSE's priority services register, Careline, compared with 124,000 in the previous year. During 2003/04, SSE did not disconnect the electricity supply from any households known to be occupied by pensioners, the disabled or chronically sick people.

To promote the importance of electrical safety to schoolchildren, SSE produced a new educational website and comic, of which more than 185,000 copies were requested by local education authorities and emergency services in the north of Scotland, central southern England and south Wales.

SSE believes that employees should be encouraged and enabled to be active citizens in the communities in which they live and work. For this reason, it introduced a

matched by SSE (up to a limit of £500 per employee). In 2003/04, almost 300 employees took part in the scheme, which helped them to raise a total of £210,000 for good causes. Activities included cycling from Land's End to John O'Groats for Sight Savers International and a skydive in aid of the Big Issue Foundation.

In 2000, SSE pledged to help raise £1 million for NSPCC and Children 1st by 2005. This was achieved a year early, in March 2004. Overall, in 2003/04, SSE directly supported charitable and community activities with donations totalling over £300,000.

During 2003/04, SSE decided to establish partnerships with five children's hospices (Rachel House and Robin House in Scotland, Naomi House and Helen House in central southern England and Ty Hafan in Wales) in order to raise funds to support their activities. In addition, it decided to sponsor and support a major fund-raising 'bike and hike' event of up to 70 miles for the Maggie's Cancer Caring Centres at Loch Ness in May 2004. Around 500 employees from all parts of SSE took part, including all five Executive Directors. Details of the Directors' performance in the event are available in return for a donation to Maggie's Centre (email info@scottish-southern.co.uk).

SSE's policy on community matters is available on its website (www.scottish-southern.co.uk).

**Research and Development**

A balanced approach to research and development is one of SSE's corporate responsibilities. SSE pursues a range of research and development initiatives, which are generally environmentally-driven.

The partnerships with The Weir Group and Talisman Energy (see page 11 in the Operating Statement) are examples of this, given their focus on the development of new technologies for electricity generation from renewable sources.

Orkney has become a centre of excellence for renewable generation, both onshore wind and marine, but the capability of the network to connect this generation is constrained by voltage control limitations. SSE has developed an innovative network solution using leading edge technology to free up this constraint, enabling the connection of additional renewable generation in Orkney.

Southern Electric Contracting is part of the consortium which has developed an 'intelligent' lighting management system which allows street lighting to be remotely controlled to take account of environmental conditions. Over all, SSE's total expenditure

## Corporate Governance Statement

The Board continues to commit to the highest standards of corporate governance, and has due regard to the continuing developments in this field, including recent policy guidelines from the ABI, NAPF and PIRC. This statement sets out the key governance principles and practices of Scottish and Southern Energy. The Remuneration report on pages 26 to 30 details the remuneration policies and practices.

**The new Combined Code on Corporate Governance is effective for reporting years commencing on or after 1 November 2003. The Board has considered its structure and procedures in the light of this new Code and expects to report full compliance with the new Code next year.**

### Combined Code Compliance

Throughout the year ended 31 March 2004 the Group complied with the provisions of the Combined Code of Corporate Governance appended to the Listing Rules of the Financial Services Authority. The Board acknowledges its responsibility for ensuring that an adequate system of internal control exists which accords with the requirements of the Turnbull Committee guidance.

The new Combined Code on Corporate Governance is effective for reporting years commencing on or after 1 November 2003. The Board has considered its structure and procedures in the light of this new Code and expects to report full compliance with the new Code next year.

### Board of Directors

The Board currently consists of a non-Executive Chairman, five non-Executive Directors and five Executive Directors, thus achieving an appropriate balance of independence and experience.

The new Combined Code, however, sets out some factors to consider in determining in future years whether a Director is independent. According to these factors, Henry Casley may not be seen as independent because he is a former executive of Southern Electric plc and is a member of a company pension scheme. He comes up for re-election at the forthcoming Annual General Meeting. The Board considers it to be in the company's interest for Henry Casley to be re-elected due to his considerable knowledge and experience of the Group and the sector, particularly during the current regulatory price review period, and also to provide continuity on the Board during a period when there has been a number of changes in non-Executive Directors. Henry Casley participated in the Board performance evaluation process during the year, and continues to be an effective and committed member of the Board. Details of the evaluation process are set out on page 18. Henry Casley intends to retire from the Board before the 2005 Annual General Meeting, and it is expected that the composition of the Board in terms of independent non-Executive Directors should then be fully compliant with the new Combined Code.

It was agreed on 18 May 2004 that Kevin Smith is to join the Board on 24 June 2004. He accordingly comes up for election at the forthcoming Annual General Meeting. He has considerable industrial and operational experience, and will bring value to the Board in these areas. The Board considers him to be independent.

The Senior Independent Director is the Deputy Chairman, Sir Robert Smith. Biographical details of all the Directors are shown on page 22.

### Board Meetings and Attendance

The Board had ten scheduled meetings during the year and meets more frequently

| **Board Meetings and Attendance** | **Board** (ten meetings) | **Audit Committee** (three meetings) | **Nomination Committee** (two meetings) | **Remuneration Committee** (five meetings) |
|---|---|---|---|---|
| Dr Bruce Farmer [6] | 10 | 1 | 2 | 2 |
| Mr Henry Casley [6] | 10 | 1 | – | – |
| Mr René Médori [1] | 7 | 2 | – | – |
| Sir Graeme Odgers | 10 | 3 | 2 | – |
| Mr David Payne [6] | 10 | – | 2 | 5 |
| Mrs Susan Rice [3, 7] | 6 | – | 1 | 2 |
| Sir Robert Smith [2] | 7 | 2 | – | 3 |
| Mr Ian Grant [5] | 5 | – | 1 | 3 |
| Mr Ian Marchant | 10 | – | 2 | – |
| Mr Gregor Alexander | 10 | – | – | – |
| Mr Colin Hood | 9 | – | – | – |
| Mr Alistair Phillips-Davies | 10 | – | – | – |
| Mr David Sigworth | 10 | – | – | – |
| Mr Nick Timpson [4] | 3 | 1 | – | 2 |

– indicates not a member of that committee

1. appointed on 26 June 2003
2. appointed on 26 June 2003
3. appointed on 24 July 2003
4. retired on 26 June 2003
5. retired on 31 October 2003
6. on 24 July 2003 Dr Bruce Farmer and Henry Casley stood down from the Audit Committee, Dr Farmer also stood down from the Remuneration Committee and David Payne was appointed to the Nomination Committee

as required. The attendance of Directors at Board meetings and meetings of its principal committees during the year are set out in the table on page 17.

In summary, there was full attendance at all meetings of the Audit, Nomination and Remuneration Committees, and full attendance at all Board meetings apart from Ian Grant, Colin Hood, René Médori, Susan Rice and Sir Robert Smith who were each unable to attend one meeting due to prior commitments.

The Chairman and non-Executive Directors met during the year without the executive management being present. The non-Executive Directors would consider meeting without the Chairman if there were concerns which the Chairman had failed to resolve or if there were any issues concerning his performance. The Directors are fully briefed in advance of all Board meetings on all matters to be discussed, including regular business and financial reports, and they also receive copies of analysts' and brokers' reports on the company.

**Directors receive an appropriate induction course on joining the Board which includes meetings with senior management, visits to key sites, and a meeting with the company broker and analysts. It also covers a review of all risks facing the Group including key operational issues such as safety and environmental performance.**

**Board Procedures**

The Board has reserved to it authority in respect of areas significant to the Group's business. In particular, the Board has a schedule of matters specifically reserved to it for decision, which includes strategic items, appointment of senior executives, approval of annual budget and annual accounts, significant contracts and capital expenditure. This schedule is reviewed regularly by the Board. The Board receives detailed financial and operational information in order for it to monitor effectively the performance of the key areas of the business.

All Directors are required under the Articles of Association to stand for re-election at least every three years. Any Director appointed by the Board during the year has also to be subject to election at the next Annual General Meeting.

During the year, the Board reviewed membership of the various committees of the Board in the light of the appointments of new non-Executive Directors.

All of the non-Executive Directors have been appointed for fixed terms of three years.

**Induction and Training**

Directors receive an appropriate induction course on joining the Board which includes meetings with senior management, visits to key sites, and a meeting with the company broker and analysts. It also covers a review of all risks facing the Group including key operational issues such as safety and

Directors are also able to update their knowledge and skills, for example by regular briefings on business issues, and visits to key offices and sites. There is an agreed procedure for Directors to be able to take independent professional advice in the furtherance of their duties, if necessary, at the Group's expense and all Directors have access to the advice and services of the Company Secretary. There is appropriate Directors' and Officers' insurance cover in place.

**Performance Evaluation**

A review of the Board and Committee performance was conducted by the Chairman during the year, to assess the performance of the Board as a whole and of the Audit, Remuneration and Nomination Committees. A detailed questionnaire was completed by each Director which covered such subjects as the role of the Board, corporate governance, information and monitoring of performance. Interviews were conducted with each Director and with the Company Secretary. A report setting out a summary of the review was considered by the Board at its meeting in January 2004. The conclusion was that there were no significant issues to address, but some improvements were suggested and have been made. This review will continue to be carried out on an annual basis.

A review of the performance of each Director was also carried out by the Chairman. In the case of the Chairman's performance review, this was carried out by the Senior Independent Director, who was at that time Ian Grant, prior to his retirement.

During the year the Board considered and kept under review its plans on succession for senior management within the Group.

**Board Committees**

The Board has six principal committees, and the membership and terms of reference of each have been reviewed by the Board during the course of the year. The Company Secretary acts as Secretary of each of the Audit, Remuneration and Nomination Committees. The terms of reference of the Committees are available on the Company's website (www.scottish-southern.co.uk).

**Audit Committee**

The Audit Committee currently comprises the following non-Executive Directors appointed by the Board:

- René Médori (Chairman)
- Sir Robert Smith
- Susan Rice

Sir Graeme Odgers was Chairman of the Audit Committee for the year and retired as a Director and Audit Committee Chairman on 18 May 2004. Susan Rice

**A review of the Board and Committee performance was conducted by the Chairman during the year, to assess the performance of the Board as a whole and of the Audit, Remuneration and Nomination Committees. This review will continue to be carried out on an annual basis.**

The changes to the membership of the Committee during the year are detailed in the footnotes to the attendance table on page 17.

The Board considers that the membership of the Audit Committee as a whole has sufficient recent and relevant financial experience to discharge its functions, and that in particular René Médori and Sir Robert Smith have relevant financial experience.

The Committee reviews the financial reports of the Group, considers the results of the auditors' examination of Group Accounts and reviews the programme of work of the Group's internal audit function. It meets regularly with management and with the internal and external auditors to review the effectiveness of the Group's systems of internal control and business risk management on behalf of the Board. The Committee receives reports on a large number of different activities within the Group, including areas where there could be significant risk such as energy trading and treasury. Follow-up reports are also provided to the Committee to ensure appropriate actions are completed. The Committee also reviews the terms of appointment of the external auditors and partner rotation.

The Committee has established a policy on the appointment of the auditors for non-audit services and keeps this issue under continual review. The policy details non-audit work from which the auditors are excluded, and other non-audit work which may be awarded to them in a competitive tender process. If the value of the work is below a certain level and it is considered in the best interests of the company, then a competitive tender may not be required. The Committee is confident that the objectivity and independence of the auditors are not affected by this further work. The Committee is satisfied that such work is best handled by the auditors because of their knowledge of the Group.

There remains significant concern in the UK about the extent of non-audit work carried out for audit clients by leading accountancy firms. The annual FT-SE100 Audit Fees survey was featured in 'Financial Director' journal in January 2004. It showed that the Group had the lowest 'other fees to auditor' of any FT-SE100 company.

The Committee also receives regular reports on developments in financial reporting practices so as to keep abreast of current thinking on accounting policies and standards.

The Chairman of the Committee reports to the Board following each meeting of the Committee on the main areas and subjects the Committee has reviewed such as risk management, internal control matters, internal audit reports and any issues arising from its review of Group Accounts. During the year, the Audit Committee met on three occasions. It also met with the external auditors without management present. The policy on fees paid to Audit Committee members is explained in the Remuneration Report on page 28.

The Committee recommended to the Board that KPMG Audit Plc be proposed for reappointment, having been satisfied with the scope and results of the audit work, their objectivity and their independence. The Board endorsed the Committee's recommendation.

During the year the Committee reviewed the company arrangements by which staff can, in confidence, raise concerns about any possible improprieties in financial and other matters, and formalised it in a Board policy.

**Remuneration Committee**

The Remuneration Committee is responsible for formulation of remuneration policy and approving all aspects of Executive Directors' remuneration and the Company Secretary's remuneration, including bonuses and the granting of incentives under the company's schemes. It also reviews and approves the Chairman's fees. The Remuneration Committee comprises the following non-Executive Directors appointed by the Board:

- David Payne (Chairman)
- Sir Robert Smith
- Susan Rice

The Board's Remuneration Report is set out on pages 26 to 30.

**Nomination Committee**

The Nomination Committee comprises the following Directors (the majority of whom are non-Executive Directors), appointed by the Board:

- Dr Bruce Farmer (Chairman)
- Ian Marchant
- David Payne
- Susan Rice

During the year the membership of the Committee was reviewed to take account of the new Combined Code. Since this review and up to the retirement of Sir Graeme Odgers the majority of the members of the Committee were independent Directors. Another independent Director will be appointed before the next Committee meeting. Other changes to the Committee membership are detailed in the footnotes to the attendance table on page 17.

The Committee meets when necessary to consider the composition and balance of the Board and recommends suitable candidates for appointment as Directors and re-appointments to the Board...

the year the Nomination Committee met on two occasions.

External search consultants were retained to identify and propose the appointment of the new non-Executive Directors to the Board. The Committee identified the skills and experience required, and the appointment of the new Directors involved consideration of and interviewing a number of candidates by Committee members followed by a recommendation from the Committee to the Board.

**Risk Committee**
The Risk Committee comprises Alistair Phillips-Davies (Chairman), Ian Marchant, Gregor Alexander, David Sigsworth and senior managers from Energy Trading and Finance. It meets monthly, on average, and its purpose is to review and manage risks and exposures in Energy Trading, interest rates and currency markets.

**Executive Committee**
The Executive Committee comprises all the Executive Directors and other senior Group Executives. The Chairman is Ian Marchant, apart from meetings on operational performance matters, when it is chaired by Colin Hood. It meets monthly, on average, and is responsible for all key management issues arising from the business of the Group, and to manage the implementation of the Group strategy as agreed by the Board.

**Safety and Environmental Advisory Committee**
The Safety and Environmental Advisory Committee comprises Colin Hood (Chairman), Ian Marchant, David Sigsworth, certain senior Group Executives, and one non-Executive Director, Henry Casley. The Committee meets quarterly and is responsible for ensuring that safety and environmental policies have been implemented, setting targets and monitoring performance, and promoting awareness of these issues throughout the Group.

**The Board maintains an ongoing process of identifying, evaluating and managing the key commercial, financial, social, ethical, environmental and general risks to the Group's business. This process is regularly reviewed by the Board and the Audit Committee.**

**Internal Control**
The Directors have overall responsibility for the Group's systems of internal control and risk management and for monitoring their effectiveness. The purpose of these systems is to manage, rather than eliminate, the risk of failure to achieve business objectives, and provide reasonable assurance as to the quality of management information and to maintain proper control over the income, expenditure, assets and liabilities of the Group.

No system of control can, however, provide absolute assurance against material misstatement or loss. Accordingly, the Directors have regard to what controls, in their judgement, are appropriate to the Group's businesses, to the materiality of the risks inherent in these businesses, and to the relative costs and benefits of implementing specific controls. The Board maintains an ongoing process of identifying, evaluating and managing the key commercial, financial, social, ethical, environmental and general risks to the Group's business. This process is regularly reviewed by the Board and the Audit Committee and has been in place throughout the year and up to the date of approval of the accounts.

Control is maintained through an organisation structure with clearly defined responsibilities, authority levels and lines of reporting; the appointment of suitably qualified staff in specialised business areas; and continuing investment in high quality information systems. These methods of control are subject to periodic review as to their implementation and continued suitability.

In addition to the financial risks summarised on page 8, there is also the risk of mechanical or process failure in the Group's operations. Any material failure in the Group's licensed operations in electricity generation, transmission, distribution and supply and in the supply and storage of gas would be particularly significant. Operating risk is addressed through the Group's focus on seeking operational excellence and on maintaining the highest standards of safety and quality.

There are established procedures in place for regular budgeting and reporting of financial information. The Group's performance is reviewed by the Board and the Executive Directors. Reports include variance analysis and projected forecasts of the year compared to approved budgets and non-financial performance indicators.

There are Group policies in place covering a wide range of issues and risks such as financial authorisations, IT procedures, health and safety and environmental risks. The business risks associated with the Group's operations are regularly assessed by the Board and the Audit Committee. The Risk Committee comprising four Executive Directors, together with senior managers, meets regularly to review risks and authority levels in key areas of the Group's activities.

The effectiveness of the Group's systems of internal control is monitored by the Group's internal audit department. Its reports, which include where appropriate relevant action plans, are distributed to senior managers, Directors and external auditors, and the findings are reviewed regularly by the Audit Committee.

## Going Concern

The Directors consider that the Group has adequate resources to continue in operational existence for the foreseeable future. The Accounts are therefore prepared on a going concern basis.

## Communication with Shareholders and Major Business Stakeholders

The Directors acknowledge the importance of communication with shareholders. During the year, the company sought the views of its major shareholders on the level of contact which takes place with the company. No major issues arose from this process and the major shareholders confirmed that in their view there was an appropriate programme of dialogue and communication. There is a continuing programme of meetings between Executive Directors and major shareholders on a wide range of issues. The non-Executive Directors receive feedback on these meetings on a regular basis to allow them to form a view of the priorities and concerns of institutional investors.

All Directors were present at the Annual General Meeting in 2003 and all intend to be present at the Annual General Meeting in 2004 to answer shareholders' questions.

The Chairman introduces the presentation of the company's interim and preliminary results to analysts and investors and also meets with major shareholders from time to time. The Senior Independent Director has met major shareholders since his appointment during the year.

On two occasions during the year the Board met for a general discussion with key external business stakeholders, in Edinburgh and London.

The company offers the use of electronic communications to exercise shareholder control rights, and encourages its shareholders to receive communications from the company such as the Annual Report, electronically, thus saving the environmental costs of producing accounts on paper. In return the company undertakes to plant a native species tree in a designated woodland, also helping to reduce global warming gases. Over 18,000 shareholders have so far elected to participate in this programme, and the company will continue to encourage others to do so.

**The company offers the use of electronic communications to exercise shareholder control rights, and encourages its shareholders to receive communications from the company such as the Annual Report, electronically, thus saving the environmental costs of producing accounts on paper. In return the company undertakes to plant a native species tree in a designated woodland, also helping to reduce global warming gases.**

The company website (www.scottish-southern.co.uk) contains financial and other information about the Group, shareholder presentations, general business news, and full details of the shareholder programmes.

# Directors' Biographies

**Bruce Farmer CBE** (67) Chairman
Bruce became Chairman of Scottish and Southern Energy in November 2000. He was Chairman of Southern Electric from April 1998 until the merger forming Scottish and Southern Energy in December 1998. Bruce has also previously been Chairman of Bodycote plc, Allied Colloids and Devro plc, and Chief Executive of Wellworthy, Brico Engineering and The Morgan Crucible Company plc. He retired as Chairman of the Morgan Crucible Company plc during the year. Bruce was President of the Institute of Materials and a Council Member of the CBI. He is Chairman of the Nomination Committee.

**Ian Marchant** (43) Chief Executive
Ian was appointed Chief Executive in October 2002 having been Finance Director since 1998. He joined Southern Electric in 1992 and joined the Board on becoming Finance Director in 1996. Previously he worked for Coopers & Lybrand (now PwC), including a two year secondment to the Department of Energy working on electricity privatisation. Ian is Deputy Chairman of the United Kingdom Business Council for Sustainable Energy, and a member of the Forum for Renewable Energy Development in Scotland and Ofgem's Environmental Advisory Group. He is a member of the Nominations Committee and is lead Director for Corporate Responsibility.

**Gregor Alexander** (41) Finance Director
Gregor joined the Board of Scottish and Southern Energy as Finance Director in October 2002. He was appointed Group Treasurer and Tax Manager in 1998 having held a number of senior positions within the Finance team. He worked with accountants Arthur Andersen for five years before joining Scottish Hydro Electric in 1990, six months before privatisation.

**Henry Casley** (66) Non-Executive Director
Henry was previously a non-Executive Director of Southern Electric, after retiring as Chief Executive, the post he held from 1993 to 1996. He joined the electricity industry in 1961. Henry was a member of the Advisory Committee on Business and the Environment and was a non-Executive Director of Guernsey Electricity. He is a member of the Safety and Environment Advisory Committee.

**Colin Hood** (49) Chief Operating Officer
Colin joined the Board of Scottish and Southern Energy as Power Systems Director in January 2001, becoming Chief Operating Officer in October 2002. Previously he was Director of Distribution for Southern Electric, having joined the industry with the North of Scotland Hydro Electric Board in 1977. He is a member of the Institute of Electrical Engineers Membership Committee. Colin is the lead Director for Health and Safety matters and has Board level responsibility for power systems, customer service, human resources, I.T. and contracting.

**René Médori** (46) Audit Committee Chairman
René joined the Board as a non-Executive Director in June 2003. He is Group Finance Director of BOC Group plc, having previously been Chief Financial Officer of BOC Gases, Americas. Previously he worked for Accenture and Schlumberger Limited. He is Chairman of the Audit Committee.

**David Payne** (61) Remuneration Committee Chairman
David joined the Board as a non-Executive Director of Scottish Hydro Electric in June 1998. He held a number of senior positions with the BP Group and was Deputy Chief Executive of BP Oil. He is Chairman of the Remuneration Committee and a member of the Nomination Committee.

**Alistair Phillips-Davies** (36) Energy Supply Director
Alistair joined the Board in January 2002. He was previously Director of Energy Supply Operations, overseeing the introduction of the New Electricity Trading Arrangements. He joined Southern Electric in February 1997 from the National Westminster Bank where he was Corporate Finance Development Manager. He is Chairman of the Risk Committee and has Board level responsibility for energy trading, electricity and gas supply, marketing and retail.

**Susan Rice** (58) Non-Executive Director
Susan joined the Board as a non-Executive Director in July 2003. She is Chief Executive of Lloyds TSB Scotland plc, having previously been Managing Director, Personal Banking, for the Bank of Scotland. Susan is a member of the Audit, Nomination and Remuneration Committees.

**David Sigsworth** (57) Generation Director
David is a Director and immediate past Chairman of the Combined Heat and Power Association. He was appointed as Commercial Director of Scottish Hydro Electric in January 1995, becoming Energy Trading Director in 1998, Energy Supply Director in April 2000 and Generation Director in January 2002. He held several appointments in the Yorkshire Electricity Board before joining the North of Scotland Hydro Electric Board in 1987. David is the lead Director for the Environment and has Board level responsibility for all generation activities.

**Kevin Smith CBE** (50) Non-Executive Director
Kevin will join the Board as a non-Executive Director on 24 June 2004. He is Chief Executive of GKN having previously been Managing Director, Aerospace. Prior to GKN, he held various positions in BAE Systems over a 20-year period, latterly as Group Managing Director – New Business. Kevin is a Director of The Society of Motor Manufacturers and Traders Ltd, and a Council Member of The Society of British Aerospace Companies Ltd.

**Sir Robert Smith** (59) Deputy Chairman
Sir Robert joined the Board as a non-Executive Director in June 2003. He is Chairman of The Weir Group plc, a Governor of the BBC and a Board Trustee of the British Council. He is a non-Executive Director of Standard Bank Group Limited and Aegon UK plc. Sir Robert was formerly Chief Executive of Morgan Grenfell Asset Management Limited, a member of the Financial Services Authority and the Financial Reporting Council, and Chairman of Stakis plc. He is the Senior Independent Director and is a member of the Audit and Remuneration Committees.

# Directors' Responsibilities

for preparation of the Accounts

The following statement, which should be read in conjunction with the statement of auditors' responsibilities included in the Independent Auditors' Report on page 31, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the auditors in relation to the Accounts.

The Directors are required by the Companies Act 1985 to prepare accounts for each financial year which give a true and fair view of the state of affairs of the company and the Group as at the end of the financial year and of the profit or loss for the financial year. The Directors are required to use a going concern basis in preparing the Accounts unless this is inappropriate.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy, at any time, the financial position of the company and which enable them to ensure that the Accounts comply with the Companies Act 1985. They have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the company and Group and to prevent and detect fraud and other irregularities.

The Directors consider that, in preparing the Accounts on pages 32 to 55, the company and the Group have used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all accounting standards which they consider to be applicable have been followed.

# Directors' Report

## Principal Activities
Scottish and Southern Energy plc is a holding company. Its subsidiaries are organised into the main businesses of: generation, transmission, distribution, and supply of electricity; energy trading; storage and supply of gas; electrical, environmental and utility contracting; domestic appliance retailing and telecoms. A review of the year's operations and future developments is contained in the Chief Executive's, Financial, Operating and Corporate Responsibility and Governance Statements on pages 2 to 21 which form part of this report.

## Directors
The Directors at the date of this report are:

| Executive | Non-Executive |
|---|---|
| Gregor Alexander | Bruce Farmer (Chairman) |
| Colin Hood | Henry Casley |
| Ian Marchant | David Payne |
| Alistair Phillips-Davies | René Médori |
| David Sigsworth | Susan Rice |
| | Sir Robert Smith |

On 26 June 2003 Sir Robert Smith and René Médori were appointed as non-Executive Directors, on 24 July 2003 Susan Rice was appointed as a non-Executive Director and on 18 May 2004 it was agreed to appoint Kevin Smith as a non-Executive Director with effect from 24 June 2004.

Nick Timpson retired as a non-Executive Director on 26 June 2003, Ian Grant retired as a non-Executive Director on 31 October 2003 and Sir Graeme Odgers retired as a non-Executive Director on 18 May 2004.

In accordance with the Articles of Association, the appointment of Kevin Smith continues until the forthcoming Annual General Meeting when he is required to stand for election.

Henry Casley, Ian Marchant and Alistair Phillips-Davies, retire by rotation at the Annual General Meeting and, being eligible and in accordance with the Articles of Association, offer themselves for re-election.

Biographical details for all Directors are set out on page 22 and further details relating to Henry Casley's re-election and Kevin Smith's election are set out on page 17. Details of the service contracts for the Directors standing for re-election are set out in the Remuneration Report on page 27. The interests of the Directors in the ordinary shares of the company are set out in the Remuneration Report on page 30.

Resolution 2 to be proposed at the Annual General Meeting seeks shareholders' approval of the Remuneration Report.

## Results and Dividends
The Group profit attributable to shareholders for the financial year amounted to £447.9m. The Directors recommend a final dividend of 26.4p per ordinary share which, subject to approval at the Annual General Meeting, will be payable on 24 September 2004 to shareholders on the register at close of business on 27 August 2004. With the interim dividend of 11.3p per ordinary share paid on 24 March 2004, this makes a total dividend of 37.7p per ordinary share.

## Share Capital
Details of the company's authorised and issued share capital at 31 March 2004, which includes shares re-purchased and subsequently cancelled, and of options granted under the Group's employee share option schemes, are detailed in notes 21 and 25 to the Accounts.

## Annual General Meeting Special Business
### Authority to Allot Shares – Resolution 10
This resolution continues the Directors' authority under section 80 of the Companies Act 1985, to allot shares. The authority to allot is limited to shares with nominal value of £142,917,261 representing one-third of the issued share capital as at 18 May, the latest practicable date before the printing of the Notice of Meeting. This authority was last renewed at the Annual General Meeting in 1999 although the Directors have now decided to seek annual renewal in line with the authority to disapply pre-emption rights (resolution 11). The authority, if renewed, will terminate at the conclusion of the 2005 Annual General Meeting. The Directors have no present intention of issuing any shares other than pursuant to existing rights under employee share schemes. Any allotment of shares would be offered to existing shareholders first subject to the limited disapplication covered in resolution 11. The authority is in line with current institutional shareholder guidelines.

### Authority to Disapply Pre-emption Rights – Special Resolution 11
Resolution 11 proposes as a special resolution to continue the Directors' authority under section 89 of the Companies Act 1985, to allot shares for cash in certain circumstances otherwise than pro rata to all the shareholders. This authority, which was last renewed at the Annual General Meeting in 2003, provides greater flexibility in respect of the company's financing arrangements.

This resolution deals with the allotment of shares for cash under a rights issue with power to make adjustments to deal with overseas shareholders, fractions of shares and other such matters. It also permits the Directors to make additional issues of shares for cash up to £21,436,740 nominal of share capital, representing five per cent of the issued share capital. This limit is in line with current institutional shareholder guidelines. There is no present intention of exercising this authority.

For the purposes of this resolution, allotment of shares includes the sale of treasury shares – see the note to resolutions 12 to 14 for further details.

### Purchase of Own Shares and Treasury Shares – Resolutions 12 – 14
The Companies (Acquisition of Own Shares) (Treasury Shares) Regulation 2003 (the 'Regulations') became effective in December 2003. A company that acquires its own shares by way of market purchase can hold up to 10 per cent of the nominal value of any class of share as treasury stock. These shares can be cancelled at a later date, re-sold for cash or transferred from treasury to satisfy awards made under employee share schemes. Under the rules of the UK Listing Authority, treasury shares must not generally be sold for less than 90% of their market value at the time of sale. The company seeks the ability to re-issue treasury shares quickly and cost-effectively which could provide the company with greater flexibility in the management of its capital base

The following resolutions are being put to shareholders:

a) Purchase of own shares – Special Resolution 12
Each year the Directors seek authority from shareholders to purchase the company's own shares. The Directors recommend that shareholders renew this authority. Save to the extent purchased pursuant to the Regulations, any shares purchased pursuant to the authority will be automatically cancelled. The Regulations permit treasury shares to be dealt with as outlined above. The resolution specifies the maximum number of shares that may be acquired and the maximum and minimum prices at which they may be bought. Purchases will only be made if the Directors expect them to result in an increase in the Group's earnings per share and to be in the best interests of shareholders generally.

During the year the company purchased and cancelled 1,760,000 ordinary shares at 50p each, representing 0.2% of the called-up share capital of the company, at an aggregate consideration of £11.2m. The Directors considered that the share purchases were advantageous for the Group and would enhance earnings per share. The company does not currently hold any treasury shares.

The total number of options to subscribe for equity shares outstanding at the date of this report is 6.9m. This represents 0.8% of the issued share capital. If the company bought back the maximum number of shares permitted pursuant to the passing of this resolution and cancelled them then the total number of options to subscribe for equity shares outstanding would represent 0.9% of the issued share capital as reduced following those repurchases.

(b) Amendment to the Articles of Association – Special Resolution 13
This resolution will, if passed, make various minor consequential amendments to the Articles of Association of the company, to exclude treasury shares from a number of references to issued share capital and voting rights.

(c) Share Incentive Plan and Sharesave Scheme – Resolution 14
Resolution 14 seeks to amend the company's two all-employee share schemes – the Share Incentive Plan and the Sharesave Scheme – to allow the use of shares held in treasury to satisfy awards and share options under those schemes. Historically, when dealing with the exercise of options and making of awards under its employee share schemes, the company has had the choice of either issuing new shares or funding an employee share ownership trust to acquire shares in the market. Treasury shares would provide a third way of sourcing shares for the schemes.

As well as allowing the use of treasury shares in connection with the two schemes, the resolution will amend the limit on the number of new issue shares which can be allocated under the schemes, by providing that the use of treasury shares will count against the limit.

Special Share Redemption – Special Resolution 15
On 5 May 2004 the Special Share which Her Majesty's Government held in the company was redeemed by the government at its par value of £1. As a consequence of the redemption of the Special Share, and to comply with listing rules' requirements that listed securities should be freely transferable, resolution 15 proposes that the 15% limitation on the holding of voting shares in the company be removed from the company's Articles of Association.

## Substantial Shareholdings
As at the date of this report the company had received the following notifications of beneficial interests of three per cent or more in the company's issued share capital.

| | Number of shares | Percentage |
|---|---|---|
| FMR Corp and Fidelity International Limited | 26,714,302 | 3.12% |
| Legal & General Group plc | 29,217,716 | 3.41% |
| Prudential plc | 31,109,893 | 3.63% |

## Creditor Payment Policy
The company complies with the CBI Prompt Payment Code. The main features of the Code are that payment terms are agreed at the outset of a transaction and are adhered to; that there is a clear and consistent policy that bills are paid in accordance with the contract; and that there are no alterations to payment terms without prior agreement. The numbers of suppliers' days represented by trade creditors was 30 at 31 March 2004.

## Auditors
Resolutions to re-appoint KPMG Audit Plc as auditors, and to authorise the Directors to fix their remuneration, will be proposed at the forthcoming Annual General Meeting.

## Annual General Meeting
The 15th Annual General Meeting of the company will be held on 29 July 2004 at 12 noon at the Bournemouth International Centre, Exeter Road, Bournemouth, BH2 5BH. The Notice of Meeting is set out on pages 56 to 58.

By Order of the Board
Vincent Donnelly
Company Secretary
18 May 2004

# Remuneration Report

The following is the report of the Board of Directors in compliance with the Directors' Remuneration Report Regulations 2002 (the 'Regulations').

## The Remuneration Committee

The Remuneration Committee is a Committee of independent non-Executive Directors, the members of which are David Payne, who chairs the Committee, Sir Robert Smith and Susan Rice. There were several changes to the membership of the Committee during the year: on 26 June 2003 Nick Timpson retired from the Board and the Committee, and Sir Robert Smith was appointed as a Committee member; Dr Bruce Farmer stepped down as a Committee member on 24 July 2003 (in recognition of the provisions of the new Combined Code relating to Remuneration Committee members); and on 31 October 2003 Ian Grant, who was the Chairman of the Remuneration Committee, retired from the Board and the Committee, David Payne became Committee Chairman, and Susan Rice was appointed as a Committee member. Biographical details of the current Committee members are given on page 22. During the year, the Committee met on five occasions, with full attendance at all meetings. Dr Farmer, as Chairman of the Board, also attended Committee meetings, by invitation. The Terms of Reference of the Committee were reviewed during the year to ensure they conform to best practice and are available on the company's website (www.scottish-southern.co.uk).

The Remuneration Committee sets the overall remuneration policy and determines, on behalf of the Board, the detailed remuneration terms of the Executive Directors including their service contracts. It also reviews the remuneration of the Chairman and the Company Secretary. The Board as a whole reviews the fees of the non-Executive Directors.

Where requested by the Remuneration Committee the Chief Executive, Ian Marchant, attends and assists the Committee in respect of those Directors reporting to him. He does not participate in decisions regarding his own remuneration. The Director of Human Resources, Jim McPhillimy provides information and advice on various issues relating to the Directors' remuneration, including comparative data drawn from published remuneration and benefit surveys, and advice on appropriate awards of bonuses and awards under the Deferred Bonus Scheme. The Company Secretary provides information to the Committee on developments in corporate governance guidelines as they affect Remuneration Committee business. There were no advisors appointed specifically by the Committee during the year.

## Company Policy on Executive Directors' Remuneration

The Remuneration Committee's composition, responsibilities and operation comply with Section B of the Combined Code annexed to the Listing Rules of the Financial Services Authority. In forming remuneration policy, the Committee has given full consideration to the best practice provisions set out in Section B1 of the Code.

This report sets out the company's policy on Executive Directors' remuneration for the year ended 31 March 2004 and, so far as practicable, for subsequent years. There are no plans to change the current policy in 2004/05. However, the Remuneration Committee considers that a successful remuneration policy needs to be sufficiently flexible to take account of future changes in the company's business environment and in remuneration practice. Any changes Remuneration Reports, which will continue to be subject to shareholder approval.

The company's policy is to attract, retain and incentivise Executive Directors to run the company effectively and meet the expectations of shareholders whilst adopting a conservative and prudent approach to overall remuneration. This is done by providing remuneration consisting of basic salary, benefits, an Annual Bonus Scheme and a Deferred Bonus Scheme which require the achievement of demanding performance targets.

During the year, following consultation with major shareholders, the Committee agreed that it should establish and put in place, on a contingency basis, a formal policy for reward of performance defined as 'exceptional'. The policy is that a further bonus of up to a maximum of 75% of base salary may be paid, with a proportion being paid in shares. Any such bonus would not be pensionable. The option of awarding such a bonus would only be considered in truly exceptional circumstances. No such payment was made during the year and none is currently anticipated to be paid.

During the year the Board considered the levels of remuneration of senior management within the Group to ensure the relationship to Executive Director remuneration levels is appropriate. The Committee continues to take account of this when reviewing Executive Director remuneration.

## Annual Salary and Benefits

The Committee follows a broad principle that salaries should take account of those in comparable companies with variations to reflect individual performance, experience and job size. At the same time, salary and benefits levels are generally set below median.

## Annual Bonus

The 2003/04 Annual Bonus Scheme for Executive Directors provides for cash bonuses of up to a maximum of 50% of basic salary, attributable approximately two-thirds to corporate performance based on achievement of profit targets and one-third to personal objectives. The personal objectives are based on a wide range of specific business activities. These include achieving targeted improvements in efficiency and reductions in costs, improvements in safety standards and in customer supply standards, and the development of new business areas such as renewable power generation. A number of these targets have been chosen because they are measurable against independently verifiable data within the industry. To achieve the maximum corporate element of bonus, performance had to exceed profit target by 7.5%. No corporate element of the bonus would have been payable if performance had fallen below 92.5% of target. It is intended to operate the Annual Bonus Scheme on the same basis for 2004/05 and subsequent years.

## Deferred Bonus Scheme

The Deferred Bonus Scheme, which applies to around 70 Senior Managers and Executive Directors, is designed to contribute to increasing shareholder return and motivation of senior management over the longer-term. It also facilitates the building of a shareholding in the company over a period of time. Directors are granted awards equivalent to a value equal to their actual short-term bonus. The value of the award is then adjusted by reference to three factors: the company's relative performance in terms of Total Shareholder Return

Safety (which is externally verified and compared to other energy companies); and relative performance in terms of Customer Complaints, as recorded by the independent regulatory body, energywatch. Dependent on actual performance each factor gives a multiplier of between 0.7 and 1.35 with the highest multiplier requiring upper quartile performance. A weighted average is then taken using TSR (40%), Safety (40%) and Customer Complaints (20%), to create a single factor which is then applied to the award. Last year the factor was 1.35. The resultant amount is then used to determine the number of shares to be awarded based on the market value of the shares at the time of the award. The requisite shares are purchased in the market by the independent trustees of the company's Employee Share Ownership Trust and held in trust for three years, at which point the participant is entitled to exercise the award. Upon exercise, the participant usually receives additional shares representing the dividends paid on the shares during the three-year period. The performance conditions were chosen because they were closely aligned with the interests of shareholders, customers and staff.

If a participant resigns voluntarily in the three years following award, he or she will lose all outstanding awards (rather than 50% of the awards, which was previously the arrangement). This change has applied to awards granted in 2003 and onwards.

The shares under awards can normally be exercised after three years, but can be exercised earlier in exceptional circumstances such as retirement or redundancy.

## All-Employee Share Schemes

Executive Directors are eligible to participate in the company's all-employee share schemes on the same terms as other employees. These schemes comprise:

(a) the Sharesave Scheme, a savings-related share option scheme available to all employees. This scheme operates within specific tax legislation (including a requirement to finance exercise of the option using the proceeds of a monthly savings contract of up to £250 per month), and, in common with all such schemes, exercise of the option is not subject to satisfaction of a performance target. The option price is set at a discount of 10% to market value;

(b) the Share Incentive Plan (the 'SIP'), also available to all employees, under which employees allocate part of their pre-tax salary to purchase shares up to a maximum of £125 per month. The SIP operates within specific tax legislation. During the year, the company matched the first five shares purchased by the participating employees in the months April to October. Going forward, the company is matching the first five shares purchased each month by participating employees.

In the past, the company operated a Discretionary Share Option Scheme, under which Senior Executives and staff were awarded options over shares. The options granted to the Senior Executives since 1996 were subject to the performance criterion of normalised earnings per share over a three-year period showing average compound annual growth of at least 2% above the increase in the UK retail price index for that period. This criterion has been met and any remaining discretionary share options are now exercisable. This scheme has now been terminated and no options have been granted under this scheme since 1998.

## Shareholding Policy

The company has adopted a policy that the Executive Directors and certain senior Executives should acquire and maintain a level of shareholding approximately equivalent to one year's remuneration. This level should be attained within a reasonable timescale. It is also expected that all Directors should hold a minimum of 2,000 shares in the company.

## Service Contracts

It is the company's policy that Executive Directors should have service contracts with the company which are terminable on 12 months' notice given by either party. Should the company need to consider termination of a service contract, it will have regard to all the specific circumstances of the case, with particular reference to the desirability of mitigation in respect of any compensation payment.

The key aspects of each contract are as follows:

The Executive Directors are employed under service contracts with the company each dated 31 March 2003. They are eligible under the contracts to participate in the company's Executive Directors' bonus scheme, the company's Sharesave or other employee share schemes and profit sharing schemes (if any). They are each entitled to a company car (or a cash allowance), membership of the company's pension scheme including life assurance cover equal to four times salary, and private health insurance which also covers his dependants.

The contracts are each for an indefinite term ending automatically on retirement date (age 60), but may be terminated by 12 months' notice given by the company or by 12 months' notice given by the Director. Under arrangements agreed before the merger creating Scottish and Southern Energy was effected in 1998, David Sigsworth is entitled to retire on 12 month's notice after his 55th birthday, and receive a pension unreduced for early payment.

The company may at its discretion elect to terminate any Director's contract by making a payment in lieu of notice equal to the basic salary which would have been received during the notice period (excluding any bonus and any other emolument referable to the employment).

In addition, the Director may elect to terminate the contract on one month's notice given within nine months following a change of control of the company. In these circumstances, the Director would become entitled to a lump sum payment equal to the aggregate of 100% of annual salary at the date of termination and, to reduce the risk to the company of claims for additional payments in respect of any bonus and benefit entitlements, a further payment set at 25% of annual salary.

The Remuneration Committee considers that the above arrangements are in the best interests of the company.

## Remuneration and Pensions

The remuneration of Directors who served during the year was as shown on page 29.

All the Executive Directors participate in either the Southern Electric Pension Scheme or the Scottish Hydro Electric Pension Scheme, which are funded final salary pension schemes. In relation to Executive Directors who are subject to the earnings cap imposed by the Finance Act 1989 (broadly, those becoming employed by a Group company since 1989), the company provides top-up (unfunded) arrangements which age 60 to that which they would have earned if they had not been subject to the earnings cap. Executive top-up plans exist which provide a possible maximum pension of two-thirds of final salary on retirement at age 60.

### Non-Executive Directors

The remuneration of non-Executive Directors, apart from the company Chairman, is determined by the Board, with the non-Executive Directors concerned not participating in this process. The non-Executive Directors are engaged under letters of appointment and do not have contracts of service. They do not participate in the Annual Bonus Scheme, Deferred Bonus Scheme, any of the share option schemes, or contribute to any Group pension scheme. The Chairman of the Audit Committee receives an additional fee of £10,000, and the non-Executive Directors who are members of the Audit Committee receive an additional annual fee of £5,000 in respect of their responsibilities as members of that Committee. The non-Executive Director who is a member of the Safety and Environmental Advisory Committee receives a fee of £5,000, and the non-Executive Director who is Chairman of the Remuneration Committee and a Trustee of the Scottish Hydro Electric Pension Scheme receives an additional fee of £5,000.

### Performance Graph

The following graph charts the cumulative Total Shareholder Return of the company since 1 April 1999 compared to the FT-SE100 Index over the same period. The company is a member of the FT-SE100 index, and this was considered to be the most relevant index for comparative purposes.

**Total Shareholder Return**



200
190
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150
140
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120
110
100
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60
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31 Mar 99
31 Mar 00
31 Mar 01
31 Mar 02
31 Mar 03
31 Mar 04
SSE
FT-SE100

The auditors are required to report on the information contained in tables A, B and D.

**Table A – Directors' Emoluments**
The emoluments of each of the Directors were as follows:

| | Salary/fee £000 | Bonuses £000 | Benefits £000 | Total 2004 £000 | Total 2003 £000 |
|---|---|---|---|---|---|
| Executive Directors | | | | | |
| Ian Marchant | 412 | 187 | 16 | 615 | 511 |
| Gregor Alexander | 175 | 86 | 16 | 277 | 140 |
| Colin Hood | 307 | 134 | 24 | 465 | 333 |
| Alistair Phillips-Davies | 205 | 86 | 13 | 304 | 253 |
| David Sigsworth | 242 | 99 | 21 | 362 | 330 |
| Non-Executive Directors | | | | | |
| Bruce Farmer (Chairman) | 210 | – | 4 | 214 | 200 |
| Henry Casley | 37 | – | – | 37 | 31 |
| Ian Grant (i) | 35 | – | – | 35 | 57 |
| René Médori | 31 | – | – | 31 | 0 |
| Sir Graeme Odgers | 42 | – | – | 42 | 37 |
| David Payne | 37 | – | – | 37 | 31 |
| Susan Rice | 24 | – | – | 24 | 0 |
| Sir Robert Smith | 40 | – | – | 40 | 0 |
| Nick Timpson (ii) | 15 | – | – | 15 | 31 |
| Former Director | | | | | |
| Jim Forbes | – | – | – | – | 526 |
| **Totals** | 1,812 | 592 | 94 | 2,498 | 2,480 |

(i) To date of retirement from the Board on 31 October 2003.
(ii) To date of retirement from the Board on 26 June 2003.

**Table B – Retirement Benefits**
Details of Directors' retirement benefits are as follows:

| | | Accrued benefit | | | Transfer value of accrued benefit | | | |
|---|---|---|---|---|---|---|---|---|
| | | | Increase in year | | | | | |
| | Years of industry service | At 31 March 2004 £000 | Including inflation £000 | Excluding inflation £000 | At 31 March 2004 £000 | At 31 March 2003 £000 | Increase less directors' contributions £000 | Increase in year excluding inflation £000 |
| Ian Marchant[1] | 12 | 114 | 25 | 23 | 1,194 | 805 | 374 | 241 |
| Gregor Alexander[1] | 13 | 51 | 20 | 19 | 453 | 246 | 196 | 163 |
| Colin Hood | 26 | 121 | 41 | 39 | 1,355 | 773 | 564 | 433 |
| David Sigsworth | 41 | 153 | 11 | 7 | 2,984 | 2,289 | 695 | 131 |
| Alistair Phillips-Davies[1] | 7 | 37 | 9 | 8 | 284 | 157 | 121 | 63 |

Members of the Scheme have the option to pay additional voluntary contributions; neither the contributions nor the resulting benefits are included in the above table. The normal retirement age of Executive Directors is 60.

The following is information relating to the Directors' pensions of Gregor Alexander and David Sigsworth as participants in the Scottish Hydro Electric Pension Scheme.

(i) Dependants' pensions on death are half of members' pension entitlements, together with a capital sum equal to four times pensionable pay. On death in retirement, the Director's spouse will receive a pension equal to half of that payable to the Director. In addition, on death within the first five years of retirement, a lump sum is payable equal to the balance outstanding of the first five years' pension payments.

(ii) All benefit payments are guaranteed to increase annually by the same percentage as state pensions, which is currently linked to movements in the UK Retail Price Index.

The following is information relating to the Directors' pensions of Colin Hood, Ian Marchant and Alistair Phillips-Davies, as participants in the Southern Electric Pension Scheme.

(i) Dependants' pensions on death are four-ninths of the member's pensionable pay, together with a capital sum equal to four times pensionable pay. If death occurs after attaining the age of 55 an additional lump sum between three to five times notional pension is payable dependent upon age and length of service. On death in retirement, the Director's spouse will receive a pension equal to two-thirds of that payable to the Director. In addition, on death within the first five years of retirement, a lump sum is payable equal to the balance outstanding of the first five years' pension payments.

(ii) Post retirement increases are expected to be in line with inflation (guaranteed up to the level of 5% per annum and discretionary above that level).

Notes to Directors' Pensions

1. Ian Marchant, Alistair Phillips-Davies and Gregor Alexander have unfunded retirement benefits for salary above the Inland Revenue cap which are included in their pension benefits above.

**Table C – Directors' Interests**

The interests of the Directors, all of which are beneficial, in the ordinary shares of the company on the dates shown were as follows:

| | 31 March 2004 | | 1 April 2003 | |
|---|---|---|---|---|
| | Shares held | Shares under option | Shares held | Shares under option |
| Gregor Alexander | **7,900** | **26,571** | 6,161 | 14,435 |
| Henry Casley | **96,852** | **0** | 106,852 | 0 |
| Bruce Farmer | **9,106** | **0** | 9,106 | 0 |
| Colin Hood | **13,465** | **49,884** | 13,197 | 39,232 |
| Ian Marchant | **54,119** | **56,526** | 47,959 | 34,635 |
| René Médori | **2,000** | **0** | 0** | 0** |
| Sir Graeme Odgers | **15,900** | **0** | 15,900 | 0 |
| David Payne | **8,000** | **0** | 8,000 | 0 |
| Alistair Phillips-Davies | **9,267** | **25,772** | 8,099 | 11,819 |
| Susan Rice | **2,000** | **0** | 2,000* | 0* |
| David Sigsworth | **43,298** | **66,429** | 49,501 | 48,078 |
| Sir Robert Smith | **7,600** | **0** | 7,600** | 0** |

* At date of appointment to the Board on 24 July 2003.
** At date of appointment to the Board on 26 June 2003.

From 31 March 2004 to 18 May 2004, the following changes to the interests of Directors took place:
Under the Share Incentive Plan, on 30 April 2004 Ian Marchant, Colin Hood, David Sigsworth, Gregor Alexander and Alistair Phillips-Davies eac acquired 18 shares.

*A further analysis of the Directors' shares under option as at 31 March 2004, and options granted and exercised during the year, is set out* below. The Register of Directors' Interests (which is open to shareholders' inspection) contains full details of Directors' shareholdings and options to subscribe for shares.

**Table D – Directors' Share Options**

| | Option scheme | Options at 1 April 2003 | Awarded *during* year | *Options* exercised | Closing price at date of *exercise* (pence) | Options at *31 March* 2004 | Weighted average option price *per share* (pence) | Normally exercisable |
|---|---|---|---|---|---|---|---|---|
| Ian Marchant | Savings-related | 3,133 | – | – | – | **3,133** | **538** | **9/04-3/07** |
| | Deferred Bonus | 31,502 | **30,585** | **10,000†** | **636** | **53,393** | * | **7/04-7/13** |
| Colin Hood | Savings-related | 3,543 | – | – | – | **3,543** | **476** | **10/05-5/07** |
| | Deferred Bonus | 35,689 | **19,116** | **9,906†** | **636** | **46,341** | * | **7/04-7/13** |
| Gregor Alexander | Discretionary | 10,000 | – | – | – | **10,000** | **547** | **6/01-6/08** |
| | Savings-related | 949 | **1,700** | **676** | **613** | **1,973** | **563** | **12/04-3/09** |
| | Deferred Bonus | 3,486 | **12,234** | **1,291†** | **636** | **14,598** | * | **7/04-7/13** |
| Alistair Phillips-Davies | Savings-related | 3,171 | – | – | – | **3,171** | **532** | **9/04-2/05** |
| | Deferred Bonus | 8,648 | **15,292** | **1,540†** | **636** | **22,601** | * | **7/04-7/13** |
| David Sigsworth | Deferred Bonus | 48,078 | **18,351** | – | – | **66,429** | * | **8/03-7/13** |

*£1 per grant. No price was paid for the award of any option.

†Shares exercised under the Deferred Bonus Scheme included the following arising from dividend reinvestment: Ian Marchant –1,306 shares, Colin Hood – 1,442 shares, Alistair Phillips-Davies – 201 shares, Gregor Alexander – 169 shares.

The closing market price of the shares at 31 March 2004 was 687.5p and range for the year was 602p to 705p. The options granted during the year were granted under either the Deferred Bonus Scheme or the Savings-related Scheme.

The aggregate amount of gains made by Directors on the exercise of share options during the year was £145,655 (2003 – £229,527).
Under the Deferred Bonus Scheme, the aggregate value of the shares placed in trust for Directors in the year to 31 March 2004 was £590,672 (2003 – £747,831). The aggregate amount of gains made by the highest-paid Director, Ian Marchant was £63,600 (2003 – £131,958).

This report was approved by the Board and signed on its behalf by:

David Payne, Remuneration Committee Chairman

# Independent Auditors' Report

to the members of Scottish and Southern Energy plc

We have audited the accounts on pages 32 to 55. We have also audited the information in the Remuneration Report that is described as having been audited.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

## Respective Responsibilities of Directors and Auditors

The Directors are responsible for preparing the Annual Report and the Remuneration Report. As described on page 37, this includes responsibility for preparing the accounts in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the accounts and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the accounts, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and transactions with the Group is not disclosed.

We review whether the statement on page 17 reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the Corporate Governance Statement and the un-audited part of the Remuneration Report, and consider whether it is consistent with the audited accounts. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the accounts.

## Basis of Audit Opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts and the part of the Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts and the part of the Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts and the part of the Remuneration Report to be audited.

## Opinion

In our opinion:

the accounts give a true and fair view of the state of affairs of the company and the Group as at 31 March 2004 and of the profit of the Group for the year then ended; and

the accounts and the part of the Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
*Chartered Accountants*
Registered Auditor
Edinburgh
18 May 2004

# Group Profit and Loss Account

for the year ended 31 March 2004

| | Note | 2004 £m | 2003 £m |
|---|---|---|---|
| **Turnover** | | | |
| Group and share of joint ventures | | 5,184.2 | 4,113.6 |
| Less: share of joint ventures | | 59.8 | 48.3 |
| **Group turnover** | 2 | 5,124.4 | 4,065.3 |
| Cost of sales | | (4,100.1) | (3,089.2) |
| **Gross profit** | | 1,024.3 | 976.1 |
| Distribution costs | | (229.1) | (238.8) |
| Administrative costs | | (166.1) | (133.1) |
| **Operating profit** | 3 | | |
| Group | | 629.1 | 604.2 |
| Share of joint ventures | | 30.6 | 32.1 |
| Share of associates | | 20.6 | 35.2 |
| **Total operating profit** | 2 | 680.3 | 671.5 |
| Gain on disposal of property | 3 | 10.2 | – |
| Income from fixed asset investments | | 0.1 | 0.9 |
| **Net interest payable** | 6 | | |
| Group | | (63.3) | (60.8) |
| Joint ventures | | (11.5) | (12.6) |
| Associates | | (10.7) | (15.7) |
| Other finance income | 7 | 2.2 | 32.7 |
| **Profit on ordinary activities before taxation** | | 607.3 | 616.0 |
| Taxation | 8 | (159.5) | (170.0) |
| **Profit on ordinary activities after taxation** | | 447.8 | 446.0 |
| Equity minority interests in subsidiary undertaking | 23 | 0.1 | 0.2 |
| **Profit attributable to ordinary shareholders** | | 447.9 | 446.2 |
| Dividends | 9 | (322.9) | (300.0) |
| **Retained profit** | 22 | 125.0 | 146.2 |
| **Earnings per share (pence):** | 10 | | |
| **Basic** | | 52.3 | 52.0 |
| **Adjusted** | | 54.1 | 49.8 |
| **Diluted** | | 52.2 | 51.9 |

The above results are derived from continuing activities. The acquisitions of Neoscorp Limited and Medway Power Limited did not constitute material acquired operations.

The accompanying notes are an integral part of these accounts.

# Balance Sheets

as at 31 March 2004

| | Note | Group 2004 £m | Group 2003 £m | Company 2004 £m | Company 2003 £m |
|---|---|---|---|---|---|
| **Fixed Assets** | | | | | |
| Intangible assets | 11 | 274.0 | 257.3 | – | – |
| Tangible assets | 12 | 4,139.1 | 3,757.8 | – | – |
| Investments in subsidiaries | 13 | – | – | 777.9 | 777.9 |
| Investments in joint ventures | | | | | |
| Share of gross assets | | 195.9 | 199.5 | – | – |
| Share of gross liabilities | | (19.8) | (20.4) | – | – |
| | 13 | 176.1 | 179.1 | – | – |
| Investments in associates | 13 | 20.7 | 53.1 | – | – |
| Other investments | 13 | 0.2 | 0.2 | – | – |
| | | 197.0 | 232.4 | – | – |
| | | 4,610.1 | 4,247.5 | 777.9 | 777.9 |
| **Current assets** | | | | | |
| Stocks | 14 | 46.0 | 49.9 | – | – |
| Debtors | 15 | 736.9 | 601.3 | 2,753.4 | 2,812.9 |
| Investments | 16 | 21.8 | 9.0 | 8.6 | – |
| Cash at bank and in hand | | 6.5 | 3.0 | 0.4 | 1.0 |
| | | 811.2 | 663.2 | 2,762.4 | 2,813.9 |
| **Creditors:** amounts falling due within one year | 17 | 1,291.5 | 1,142.6 | 1,813.9 | 1,648.7 |
| **Net current (liabilities)/assets** | | (480.3) | (479.4) | 948.5 | 1,165.2 |
| **Total assets less current liabilities** | | 4,129.8 | 3,768.1 | 1,726.4 | 1,943.1 |
| **Creditors:** amounts falling due after more than one year | 18 | 1,668.6 | 1,428.4 | 684.8 | 684.4 |
| **Provisions for liabilities and charges** | | | | | |
| Deferred taxation | 19 | 512.7 | 462.2 | – | – |
| Other provisions | 20 | 96.0 | 114.2 | – | – |
| **Net assets excluding pension asset/(liability)** | | 1,852.5 | 1,763.3 | 1,041.6 | 1,258.7 |
| Pension asset | 24 | 52.7 | – | 52.7 | – |
| Pension liability | 24 | (177.1) | (281.5) | – | (65.2) |
| **Net assets including pension asset/(liability)** | | 1,728.1 | 1,481.8 | 1,094.3 | 1,193.5 |
| **Capital and reserves** | | | | | |
| Called up share capital | 21 | 428.7 | 429.1 | 428.7 | 429.1 |
| Share premium account | 22 | 72.6 | 66.5 | 72.6 | 66.5 |
| Capital redemption reserve | 22 | 13.7 | 12.8 | 13.7 | 12.8 |
| Profit and loss account | 22 | 1,213.4 | 973.6 | 579.3 | 685.1 |
| **Total shareholders' funds** | | 1,728.4 | 1,482.0 | 1,094.3 | 1,193.5 |
| **Equity minority interests in subsidiary undertaking** | 23 | (0.3) | (0.2) | – | – |
| | | 1,728.1 | 1,481.8 | 1,094.3 | 1,193.5 |

These accounts were approved by the Board of Directors on 18 May 2004 and signed on their behalf by:

Gregor Alexander, Finance Director

Bruce Farmer CBE, Chairman

# Group Cash Flow Statement

for the year ended 31 March 2004

| | Note | 2004 £m | 2003 £m |
|---|---|---|---|
| **Net cash inflow from operating activities** | (i) | **800.3** | 814.4 |
| Dividends received from joint ventures and associates | | **11.5** | 17.7 |
| Returns on investments and servicing of finance | (ii) | **(53.5)** | (47.4) |
| Taxation | | **(142.7)** | (148.1) |
| **Free cash flow** | | **615.6** | 636.6 |
| Capital expenditure and financial investment | (iii) | **(259.9)** | (216.7) |
| Acquisitions and disposals | (iv) | **(244.5)** | (132.7) |
| Equity dividends paid | | **(306.7)** | (284.9) |
| **Net cash (outflow)/inflow before management of liquid resources and financing** | | **(195.5)** | 2.3 |
| Management of liquid resources | (v) | **(12.8)** | 14.7 |
| Financing | (vi) | **219.5** | (47.8) |
| **Increase/(decrease) in cash in the year** | | **11.2** | (30.8) |

# Notes to the Group Cash Flow Statement

for the year ended 31 March 2004

| **Reconciliation of net cash flow to movement in net debt** | 2004 £m | 2003 £m |
|---|---|---|
| Increase/(decrease) in cash in the year | **11.2** | (30.8) |
| Cash (inflow)/outflow from (increase)/decrease in debt and lease financing | **(224.1)** | 35.8 |
| Cash outflow/(inflow) from increase/(decrease) in liquid resources | **12.8** | (14.7) |
| **Movement in net debt in the year** | **(200.1)** | (9.7) |
| Net debt at 1 April | **(1,217.0)** | (1,207.3) |
| **Net debt at 31 March** | **(1,417.1)** | (1,217.0) |

Analysis of net debt

| | As at 1 April 2003 £m | Increase in cash £m | (Increase)/ decrease in debt £m | As at 31 March 2004 £m |
|---|---|---|---|---|
| Cash at bank and in hand | 3.0 | 3.5 | – | **6.5** |
| Overdrafts | (9.5) | 7.7 | – | **(1.8)** |
| Other debt due within one year | (102.9) | – | 38.6 | **(64.3)** |
| **Net borrowings due within one year** | (109.4) | 11.2 | 38.6 | **(59.6)** |
| Net borrowings due after more than one year | (1,116.6) | – | (262.7) | **(1,379.3)** |
| Current asset investments | 9.0 | – | 12.8 | **21.8** |
| **Net debt** | (1,217.0) | 11.2 | (211.3) | **(1,417.1)** |

# Notes to the Group Cash Flow Statement (continued)

for the year ended 31 March 2004

| | | 2004 £m | 2003 £m |
|---|---|---|---|
| | **Reconciliation of operating profit to operating cash flows** | | |
| | Operating profit | 629.1 | 604.2 |
| | FRS 17 pension charge | (2.3) | 15.6 |
| | Depreciation (note 12) | 183.1 | 181.9 |
| | Amortisation of goodwill (note 11) | 14.8 | 13.8 |
| | Customer contributions and capital grants released | (20.4) | (15.9) |
| | (Profit) on disposal of tangible fixed assets | (1.3) | (2.7) |
| | Decrease in stocks | 15.0 | 5.2 |
| | (Increase) in debtors | (131.3) | (23.7) |
| | Increase in creditors | 130.6 | 46.3 |
| | (Decrease) in provisions | (17.0) | (10.3) |
| (i) | **Net cash inflow from operating activities** | 800.3 | 814.4 |
| | Returns on investments and servicing of finance | | |
| | Interest received | 21.0 | 27.1 |
| | Interest paid | (74.6) | (75.4) |
| | Dividends received from trade investment | 0.1 | 0.9 |
| (ii) | **Net cash (outflow) from returns on investments and servicing of finance** | (53.5) | (47.4) |
| | Capital expenditure and financial investment | | |
| | Purchase of tangible fixed assets | (292.1) | (241.7) |
| | Sale of tangible fixed assets | 14.2 | 5.8 |
| | Loans repaid by associates | 2.1 | 3.8 |
| | Loans repaid by joint venture | 10.8 | 10.8 |
| | Customer contributions | 5.1 | 4.6 |
| (iii) | **Net cash (outflow) from capital expenditure and financial investment** | (259.9) | (216.7) |
| | **Acquisitions and disposals** | | |
| | Cash expended on purchase of subsidiary undertakings | (113.0) | (132.7) |
| | Sale of subsidiary undertakings | 0.4 | – |
| | Debt acquired at Medway net of cash | (131.9) | – |
| (iv) | **Net cash (outflow) from acquisitions and disposals** | (244.5) | (132.7) |
| | **Management of liquid resources** | | |
| | (Increase)/decrease in short-term deposits | (12.8) | 14.7 |
| (v) | **Net cash (outflow)/inflow from management of liquid resources** | (12.8) | 14.7 |
| | **Financing** | | |
| | Issue of ordinary share capital (note 21) | 6.6 | 6.1 |
| | Repurchase of ordinary share capital for cancellation (note 21) | (11.2) | (18.1) |
| | New long-term borrowings | 83.5 | 50.5 |
| | Debt acquired at Medway (note 13) | 184.2 | – |
| | New long-term borrowings | 267.7 | 50.5 |
| | Repayment of long-term borrowings | (5.0) | (4.6) |
| | New short-term borrowings | 64.3 | 102.9 |
| | Repayment of short-term borrowing | (102.9) | (184.6) |
| (vi) | **Net cash inflow/(outflow) from financing** | 219.5 | (47.8) |

## Group Statement of Total Recognised Gains and Losses

for the year ended 31 March 2004

| | 2004 £m | 2003 £m |
|---|---|---|
| **Profit for the financial year** | | |
| Group | 425.5 | 418.0 |
| Share of joint ventures | 16.3 | 14.7 |
| Share of associates | 6.1 | 13.5 |
| **Profit for the financial year** | 447.9 | 446.2 |
| Actuarial gain/(loss) recognised in respect of pension fund (note 24) | 153.8 | (358.3) |
| **Total recognised gains and losses relating to the financial year** | 601.7 | 87.9 |

## Reconciliation of Movement in Shareholders' Funds

as at 31 March 2004

| | Group | | Company | |
|---|---|---|---|---|
| | 2004 £m | 2003 £m | 2004 £m | 2003 £m |
| **Profit for the financial year** | 447.9 | 446.2 | 121.7 | 139.8 |
| Dividends | (322.9) | (300.0) | (322.9) | (300.0) |
| **Retained profit/(loss) for the year** | 125.0 | 146.2 | (201.2) | (160.2) |
| Actuarial gain/(loss) recognised in respect of the pension fund (note 24) | 153.8 | (358.3) | 106.6 | (157.5) |
| | 278.8 | (212.1) | (94.6) | (317.7) |
| New share capital subscribed | 6.6 | 6.1 | 6.6 | 6.1 |
| Transfer on acquisition of subsidiary (note 13) | (27.8) | – | – | – |
| Repurchase of ordinary share capital for cancellation (note 21) | (11.2) | (18.1) | (11.2) | (18.1) |
| **Net addition to/(reduction in) shareholders' funds** | 246.4 | (224.1) | (99.2) | (329.7) |
| Opening shareholders' funds | 1,482.0 | 1,706.1 | 1,193.5 | 1,523.2 |
| **Closing shareholders' funds** | 1,728.4 | 1,482.0 | 1,094.3 | 1,193.5 |

# Notes on the Accounts

for the year ended 31 March 2004

## 1. Principal accounting policies

### Basis of accounting
The Accounts have been prepared under the historical cost convention and comply with all applicable United Kingdom accounting standards and reflect the full adoption of FRS 17, Retirement Benefits. The principal accounting policies are summarised below and have been applied consistently.

### Basis of consolidation
The Group Accounts consolidate the Accounts of Scottish and Southern Energy plc and its subsidiary undertakings together with the Group's share of the results and net assets of its joint ventures and associates.

The results of subsidiary undertakings acquired or sold are consolidated from the date of acquisition, or when control passed, using the acquisition method of accounting. The Group's share of the results of joint ventures and associates are included using the equity method of accounting.

The Group has a quasi-subsidiary which is consolidated in the accounts in accordance with FRS 5 and further details are included in note 13.

### Turnover
Turnover comprises sales of energy, including monies received from the balancing market in England and Wales and the value of goods, services and facilities provided during the year. Turnover includes an estimate of the value of electricity and gas supplied to customers between the date of the last meter reading and the year end.

### Recognition of profits on contracts
Profit is taken on long-term contracts whilst the contract is in progress having regard to the proportion of the total contract which has been completed at the balance sheet date. Provision is made for foreseeable losses.

### Research and development
Expenditure on research and development is charged to the profit and loss account as incurred.

### Pensions
(i) Defined Benefit Pension Schemes
Pension scheme assets are measured using market values. Pension scheme liabilities are measured using the projected unit actuarial method and are discounted at the current rate of return on a high quality corporate bond of equivalent term and currency to the liability. Any increase in the present value of liabilities within the Group's defined benefit pension schemes expected to arise from employee service in the period is charged to operating profit.

The expected return on the schemes' assets and the increase during the period in the present value of the schemes' liabilities arising from the passage of time are included in other finance income. Actuarial gains and losses are recognised in the consolidated statement of total recognised gains and losses. Pension scheme surpluses, to the extent that they are considered recoverable, or deficits are recognised in full and presented on the face of the balance sheet net of related deferred tax (note 24).

(ii) Defined Contribution Pension Schemes
The Group also operates defined contribution pension schemes. The assets of the schemes are held separately from those of the Group in independently administered funds. The amounts charged represent the contributions payable to the schemes in the year (note 24).

### Derivatives and financial instruments
The Group uses a range of derivative financial instruments to reduce its exposure to interest rate movements. The Group does not hold derivative financial instruments for speculative purposes.

Interest rate swap agreements, used to manage the Group's interest charge, are carried at cost. Interest receipts and payments are accrued to match the net income or cost with the related finance expense. No amounts are recognised in respect of future periods. Gains and losses on early termination of interest rate swaps or repayment of borrowings are taken to the profit and loss account.

### Interest
Interest on the funding attributable to major capital projects is capitalised during the period of construction and written off as part of the total cost over the operational life of the asset. The issue costs and interest payable on bonds are charged to the profit and loss account at a constant rate over the life of the bond. All other interest payable and receivable is reflected in the profit and loss account as it arises.

### Depreciation of tangible fixed assets
Heritable and freehold land is not depreciated.

The Group is obliged under the Reservoirs Act 1975 to maintain its hydro infrastructure network, including its dams, tunnels and other hydro civil engineering structures. This network is maintained in good repair and is therefore considered to have an indefinite life. Expenditure to maintain the hydro generation infrastructure is dealt with using renewals accounting, and the annualised planned expenditure to maintain the operating capacity of this infrastructure is charged as depreciation to the profit and loss account. The actual maintenance expenditure incurred is capitalised. Cyclical maintenance on hydro civil assets of a longer life nature is capitalised and depreciated over the anticipated useful life of the refurbishment.

## 1. Principal accounting policies (continued)

Depreciation is provided on tangible fixed assets to write-off cost, less residual values, on a straight line basis over their estimated operational lives. The estimated operational lives are as follows:

| | Years |
|---|---|
| Power stations | 20 to 60 |
| Overhead lines and gas storage facilities | 40 to 80 |
| Other transmission and distribution buildings, plant and equipment | 10 to 45 |
| Shop refurbishment, fixtures, equipment, vehicles and mobile plant | 3 to 10 |

### Leased assets
Rentals payable under operating leases are charged to the profit and loss account on a straight line basis over the lease term.

### Stocks and work in progress
Stocks are valued at the lower of cost and net realisable value. The valuation of work in progress is based on the cost of labour, plus appropriate overheads and the cost of materials. Progress invoices are deducted in arriving at the amounts stated.

### Taxation
Deferred tax is recognised in respect of all timing differences which have originated but not reversed at the balance sheet date, subject to certain exceptions. Deferred tax is calculated on a discounted basis and the net present value of the deferred tax liability is reflected in the accounts.

### Customer contributions and capital grants
Customer contributions, with the exception of those received for the contestable part of new connections work, and capital grants are recorded as deferred income and released to the profit and loss account over the estimated life used in calculating contributions.

### Goodwill
Since 1 April 1998, any purchased goodwill has been capitalised and amortised on a straight line basis to the profit and loss account. This is normally over a period of up to 20 years from the date of acquisition, with the exception of goodwill relating to the acquisitions of Hornsea and Neoscorp, which are amortised over a period of 30 years and 10 years respectively (note 11).

Goodwill arising on acquisitions purchased prior to 1 April 1998 was written off to reserves in accordance with the accounting standard then in force. As permitted by FRS 10, Goodwill and Intangible Assets, the goodwill previously written off to reserves has not been reinstated in the balance sheet. On disposal or closure of a previously acquired business, any attributable goodwill will be included in determining the profit or loss on disposal.

## 2. Turnover and profit analysis
All turnover and profit before taxation arise from operations within Great Britain and Ireland.

The Group's principal business is the generation, distribution and supply of electricity and sale of gas in Great Britain and Ireland and the transmission of electricity in the north of Scotland. Analysis of turnover, operating profit and net assets by activity is provided below:

| | Total turnover | | Internal turnover | | External turnover | |
|---|---|---|---|---|---|---|
| | **2004 £m** | 2003 £m | **2004 £m** | 2003 £m | **2004 £m** | 2003 £m |
| Power Systems | | | | | | |
| Scotland | **243.3** | 247.3 | **180.9** | 183.2 | **62.4** | 64.1 |
| England | **378.5** | 375.3 | **187.7** | 188.2 | **190.8** | 187.1 |
| | **621.8** | 622.6 | **368.6** | 371.4 | **253.2** | 251.2 |
| Generation and Supply | **4,505.6** | 3,481.9 | **16.4** | 11.4 | **4,489.2** | 3,470.5 |
| Other businesses | **576.5** | 534.1 | **194.5** | 190.5 | **382.0** | 343.6 |
| | **5,703.9** | 4,638.6 | **579.5** | 573.3 | **5,124.4** | 4,065.3 |

Turnover relating to the quasi-subsidiary of £5.6m is included in other businesses (note 13).

## 2. Turnover and profit analysis (continued)

Operating profit and net assets/(liabilities)

| | Operating profit | | Net assets/(liabilities) | |
|---|---|---|---|---|
| | 2004 £m | 2003 £m | 2004 £m | 2003 £m |
| Power Systems | | | | |
| Scotland | 118.1 | 119.8 | 185.1 | 205.3 |
| England | 199.4 | 191.6 | 230.7 | 222.4 |
| | 317.5 | 311.4 | 415.8 | 427.7 |
| Generation and Supply | 286.5 | 280.7 | 912.2 | 747.4 |
| Other businesses | 76.3 | 79.4 | 1,049.3 | 952.0 |
| | 680.3 | 671.5 | 2,377.3 | 2,127.1 |
| Unallocated borrowings | – | – | (444.6) | (444.2) |
| Unallocated net liabilities | – | – | (204.3) | (200.9) |
| | 680.3 | 671.5 | 1,728.4 | 1,482.0 |

The total operating profits relating to joint ventures of £30.6m (2003 – £32.1m) and associates of £20.6m (2003 – £35.2m) are included in Generation and Supply.

Income and costs have been allocated specifically to the activity to which they relate wherever possible. However, because of the integrated nature of the Group's activities, certain costs have been apportioned or recharged between businesses. Unallocated net liabilities include corporate items such as taxation, dividends, investments and the net pension asset/(liability).

## 3. Operating profit

Operating profit is arrived at after charging/(crediting):

| | 2004 £m | 2003 £m |
|---|---|---|
| Depreciation of tangible fixed assets (note 12) | 183.1 | 181.9 |
| Operating lease rentals | 3.8 | 4.1 |
| Amortisation of goodwill (note 11) | 14.8 | 13.8 |
| Release of deferred income in relation to customer contributions and capital grants | (20.4) | (15.9) |
| Research and development | 1.0 | 1.0 |
| Auditors' remuneration – audit services | 0.4 | 0.3 |

Audit fees include £0.1m (2003 – £0.1m) payable in respect of the company. Non-audit fees payable to KPMG Audit Plc and its associates amounted to £0.11m (2003 – £0.06m) for further assurance services (£0.09m) (2003 – £0.05m) and tax advisory services (£0.02m) (2003 – £0.01m).

The gain on disposal of property, separately disclosed on the face of the profit and loss account, relates to the sale of land and buildings at Amersham Road, Reading.

## 4. Staff costs and numbers

| | 2004 £m | 2003 £m |
|---|---|---|
| Staff costs: | | |
| Wages and salaries | **248.1** | 226.3 |
| Social security costs | **21.5** | 17.5 |
| Pension costs | **18.6** | 21.8 |
| | **288.2** | 265.6 |
| Less charged as capital expenditure | **(43.5)** | (43.9) |
| | **244.7** | 221.7 |

| | 2004 Number | 2003 Number |
|---|---|---|
| Numbers employed at 31 March | **9,785** | 9,474 |

| | 2004 Number | 2003 Number |
|---|---|---|
| The monthly average number of people employed by the Group (including Executive Directors) during the year was: | | |
| Power Systems | **2,277** | 2,345 |
| Generation and Supply | **2,764** | 2,581 |
| Other businesses and corporate services | **4,519** | 4,274 |
| | **9,560** | 9,200 |

## 5. Directors' remuneration and interests

Information concerning Directors' remuneration, shareholdings, options, long-term incentive schemes and pensions is shown in the Remuneration Report on pages 26 to 30. No Director had, during or at the end of the year, any material interest in any contract of significance in relation to the Group's business.

## 6. Net interest payable

| | Group | | Joint ventures | | Associates | |
|---|---|---|---|---|---|---|
| | 2004 £m | 2003 £m | 2004 £m | 2003 £m | 2004 £m | 2003 £m |
| Interest receivable: | | | | | | |
| Interest from short-term deposits | **2.2** | 1.9 | – | – | – | – |
| Other interest receivable | **17.4** | 18.4 | **0.4** | 0.4 | **1.0** | 1.7 |
| | **19.6** | 20.3 | **0.4** | 0.4 | **1.0** | 1.7 |
| Interest payable and similar charges: | | | | | | |
| Bank loans and overdrafts | **27.1** | 22.3 | – | – | **11.0** | 16.0 |
| Other loans | **46.9** | 47.4 | **11.9** | 13.0 | **0.7** | 1.4 |
| Other financing charges | **7.7** | 6.4 | – | – | – | – |
| | **81.7** | 76.1 | **11.9** | 13.0 | **11.7** | 17.4 |
| Interest capitalised | **(2.0)** | (1.4) | – | – | – | – |
| | **79.7** | 74.7 | **11.9** | 13.0 | **11.7** | 17.4 |
| Amortisation of discount | **3.2** | 6.4 | – | – | – | – |
| Net interest payable | **63.3** | 60.8 | **11.5** | 12.6 | **10.7** | 15.7 |

## 7. Other finance income

| | 2004 £m | 2003 £m |
|---|---|---|
| Expected return on pension scheme assets | 87.3 | 124.8 |
| Interest on pension scheme liabilities | (85.1) | (92.1) |
| Other finance income (note 24) | 2.2 | 32.7 |

## 8. Taxation

| Analysis of charge in year | 2004 £m | 2003 £m |
|---|---|---|
| Current tax: | | |
| UK corporation tax on profits of the year | 154.9 | 148.6 |
| Adjustments in respect of previous years | (15.5) | (17.7) |
| Joint ventures | 2.8 | 4.8 |
| Associates | 3.8 | 6.0 |
| Total current tax | 146.0 | 141.7 |

| | 2004 £m | 2003 £m |
|---|---|---|
| Deferred tax: | | |
| Origination and reversal of timing differences | 23.9 | 26.8 |
| Increase in discount | (18.7) | (2.6) |
| Adjustments in respect of prior year | 8.3 | 4.1 |
| Total deferred tax | 13.5 | 28.3 |
| Tax on profit on ordinary activities | 159.5 | 170.0 |

| | 2004 £m | 2003 £m |
|---|---|---|
| Tax on Group profit on ordinary activities at standard UK corporation tax rate of 30% (2003 – 30%) | 182.2 | 184.8 |
| Effects of: | | |
| Expenses not deductible for tax purposes | 5.6 | 1.7 |
| Capital allowances in excess of depreciation | (21.2) | (23.8) |
| Utilisation of tax losses | (2.6) | – |
| Non-taxable income | (2.4) | (0.2) |
| Other timing differences | (0.1) | (3.1) |
| Adjustments to tax charge in respect of previous periods | (15.5) | (17.7) |
| Group current tax charge for year | 146.0 | 141.7 |

## 9. Dividends

| | 2004 £m | 2003 £m |
|---|---|---|
| Dividends on ordinary shares: | | |
| Interim of 11.3p (2003 – 10.5p) | 96.8 | 90.1 |
| Proposed final of 26.4p (2003 – 24.5p) | 226.1 | 209.9 |
| | 322.9 | 300.0 |

## 10. Earnings per share

| | 2004 Earnings £m | 2003 Earnings £m | 2004 Earnings pence per share | 2003 Earnings pence per share |
|---|---|---|---|---|
| Basic | **447.9** | 446.2 | **52.3** | 52.0 |
| Adjusted for: | | | | |
| amortisation of goodwill | **14.8** | 13.8 | **1.7** | 1.6 |
| deferred tax | **13.5** | 28.3 | **1.6** | 3.3 |
| pension finance income | **(2.2)** | (32.7) | **(0.3)** | (3.8) |
| | **474.0** | 455.6 | **55.3** | 53.1 |
| disposal of property | **(10.2)** | – | **(1.2)** | – |
| discontinued TXU contract (net of tax) | **–** | (28.0) | **–** | (3.3) |
| Adjusted | **463.8** | 427.6 | **54.1** | 49.8 |
| Diluted | **447.9** | 446.2 | **52.2** | 51.9 |

Adjusted earnings per share has been calculated to help understanding of underlying business performance by excluding amortisation of goodwill, the charge for deferred tax, pension finance income from net pension asset, the net impact of the discontinued TXU contract and the current year property disposal highlighted in note 3.

The weighted average number of shares used in each calculation is as follows:

| | 2004 Number of shares millions | 2003 Number of shares millions |
|---|---|---|
| For basic and adjusted earnings per share | **856.8** | 858.4 |
| Effect of exercise of share options | **1.3** | 1.6 |
| For diluted earnings per share | **858.1** | 860.0 |

## 11. *Intangible* fixed assets

| Group | Goodwill on acquisitions £m |
|---|---|
| Cost: | |
| At 1 April 2003 | 288.6 |
| Additions (note 13) | 31.5 |
| At 31 March 2004 | **320.1** |
| Amortisation: | |
| At 1 April 2003 | 31.3 |
| Charge for the year | 14.8 |
| At 31 March 2004 | **46.1** |
| Net book value: | |
| At 31 March 2004 | **274.0** |
| At 31 March 2003 | 257.3 |

Goodwill arising from the purchase of Hornsea is amortised over a period of 30 years, based on the future operational life of Hornsea and the long-term strategic importance of gas storage for the security of future energy supply.

Goodwill arising from the purchase of Neoscorp is amortised over a period of ten years (note 13).

The goodwill amortisation charge for the year can be analysed across business segments as follows:

| | 2004 £m | 2003 £m |
|---|---|---|
| Power Systems | **–** | – |
| Generation and Supply | **12.0** | 11.5 |
| Other businesses | **2.8** | 2.3 |
| | **14.8** | 13.8 |

## 12. Tangible fixed assets

| Group | Generation and gas storage assets £m | Other land and buildings £m | Network assets £m | Vehicles and miscellaneous equipment £m | Total £m |
|---|---|---|---|---|---|
| Cost: | | | | | |
| At 1 April 2003 | 1,794.9 | 83.9 | 3,787.1 | 223.7 | 5,889.6 |
| Additions | 107.0 | 1.3 | 162.5 | 18.9 | 289.7 |
| Acquired (note 13) | 266.8 | – | 10.6 | – | 277.4 |
| Disposals | – | (2.3) | (0.4) | (15.5) | (18.2) |
| **At 31 March 2004** | **2,168.7** | **82.9** | **3,959.8** | **227.1** | **6,438.5** |
| Depreciation: | | | | | |
| At 1 April 2003 | 534.7 | 17.1 | 1,399.2 | 180.8 | 2,131.8 |
| Charge for the year | 60.2 | 1.8 | 102.6 | 18.5 | 183.1 |
| Disposals | – | (0.5) | – | (15.0) | (15.5) |
| **At 31 March 2004** | **594.9** | **18.4** | **1,501.8** | **184.3** | **2,299.4** |
| Net book value: | | | | | |
| **At 31 March 2004** | **1,573.8** | **64.5** | **2,458.0** | **42.8** | **4,139.1** |
| At 31 March 2003 | 1,260.2 | 66.8 | 2,387.9 | 42.9 | 3,757.8 |

Land is predominantly heritable or freehold. The net book value of other land and buildings includes freehold £19.8m (2003 – £21.0m) and short leasehold £0.5m (2003 – £0.6m). Generation assets comprise generating stations and related plant and machinery and include all hydro civil assets.

Cumulative interest capitalised for the Group, included in the cost of tangible fixed assets amounts to £19.5m (2003 – £17.5m).

| | Group | | Company | |
|---|---|---|---|---|
| | 2004 £m | 2003 £m | 2004 £m | 2003 £m |
| Assets in the course of construction | **68.2** | 54.0 | – | – |

## 13. Fixed asset investments

| Group | At 1 April 2003 £m | Repayment £m | Dividends received £m | Group share of post tax profits £m | Transfer on acquisition(i) £m | At 31 March 2004 £m |
|---|---|---|---|---|---|---|
| Investment in associates | 35.3 | – | (3.0) | 6.1 | (27.8) | **10.6** |
| Loans to associates | 17.8 | (2.1) | – | – | (5.6) | **10.1** |
| | 53.1 | (2.1) | (3.0) | 6.1 | (33.4) | **20.7** |
| Investment in joint ventures | 43.2 | – | (8.5) | 16.3 | – | **51.0** |
| Loans to joint ventures | 135.9 | (10.8) | – | – | – | **125.1** |
| Other investments | 0.2 | – | – | – | – | **0.2** |
| | 232.4 | (12.9) | (11.5) | 22.4 | (33.4) | **197.0** |

(i) These balances relate to the post acquisition reserves of the associate company, Medway Power Limited, which was acquired as a 100% subsidiary on 11 November 2003.

| Company | At 1 April 2003 and 31 March 2004 £m |
|---|---|
| Investment in subsidiary undertakings | 777.9 |

## 13. Fixed asset investments (continued)

### Acquisition of subsidiary undertakings

### Neoscorp Group

On 1 April 2003, SSE Telecommunications Limited acquired 100% of the issued share capital of the Neoscorp Group for a consideration of £10.7m. The goodwill arising on the purchase amounted to £8.6m.

The book values and fair values of assets and liabilities acquired were as follows:

| | Book value £m | Revaluation £m | Fair value £m |
|---|---|---|---|
| Intangible assets | 3.1 | (3.1) | - |
| Tangible fixed assets | 17.7 | (7.1) | 10.6 |
| Current assets | 2.8 | (0.2) | 2.6 |
| Cash at bank and in hand | 2.6 | – | 2.6 |
| Current liabilities | (13.7) | – | (13.7) |
| Net assets | 12.5 | (10.4) | 2.1 |
| Goodwill | | | 8.6 |
| Total consideration | | | 10.7 |

The revaluation adjustments reflect the full write-down of previously acquired goodwill, an impairment charge on capitalised network plant and the write-off of obsolete stock items. The Neoscorp Group included a 100% subsidiary, Sohonet Limited, which was disposed of for £0.4m on 22 August 2003. No gain or loss was recognised on this transaction.

The goodwill acquired will be amortised over a ten year period reflecting the competitive nature of the telecommunications market.

### Medway Power Limited

On 11 November 2003, SSE Generation Ltd acquired the remaining 62.5% of the issued share capital of Medway Power Limited, and 100% of the issued share capital of its operating company AES Medway Operations Limited (renamed SSE Medway Operations Limited), for a consideration of £109.2m, excluding acquired net debt. The overall consideration including the cost of the original 37.5% investment in Medway Power Limited was £114.8m. The goodwill arising on the purchase calculated in accordance with schedule 4A, paragraph 9 of the Companies Act 1985 amounted to £22.9m.

The book values and fair values of assets and liabilities acquired were as follows:

| | Book value £m | Accounting policy alignment £m | Revaluation £m | Fair value £m |
|---|---|---|---|---|
| Fixed assets: | | | | |
| Tangible fixed assets | 270.0 | (3.2) | – | 266.8 |
| Current assets: | | | | |
| Stock | 14.2 | (3.2) | – | 11.0 |
| Debtors | 2.1 | – | – | 2.1 |
| Cash at bank | 52.3 | – | – | 52.3 |
| Current liabilities: | | | | |
| Trade creditors | (2.8) | – | – | (2.8) |
| Other creditors and accruals | (16.9) | – | 0.6 | (16.3) |
| Loans and loan stock | (197.7) | – | 13.5 | (184.2) |
| Provisions: | | | | |
| Deferred tax | (61.3) | 24.3 | – | (37.0) |
| Net assets | **59.9** | **17.9** | **14.1** | **91.9** |
| Goodwill | | | | **22.9** |
| Total consideration | | | | **114.8** |

The accounting policy alignments reflect the discounting of the deferred tax provision, the reduction of the estimated economic life of the station by two years and the write-down of capitalised spares. The revaluation adjustments arising on acquisition represent the write-down of extinguished loans and revalued accruals.

The fair values are considered to be provisional.

The combined profit after tax for Medway Power Limited and SSE Medway Operations Limited for the post-acquisition period (from 11 November 2003) was £7.9m.

## 13. Fixed asset investments (continued)

### Quasi-subsidiary

During the year the Group established a company, Tay Valley Lighting (Stoke on Trent) Limited which began trading on 1 July, in 50:50 partnership with Royal Bank Leasing Limited. The principal activity of this company is to provide street lighting services to Stoke Council under the Private Finance Initiative, these services being sub-contracted to Southern Electric Contracting Limited. The structure of the company and its contractual arrangements are such that it has been identified as a quasi-subsidiary under FRS 5 and is therefore being consolidated.
The summarised financial statements of this company are as follows:

**Profit and Loss Account**
for the period ended 31 March 2004

| | 2004 £m |
|---|---|
| Income | 5.6 |
| Operating costs | (5.4) |
| Interest payable | (0.2) |
| Net profit | – |

**Balance Sheet**
as at 31 March 2004

| | 2004 £m |
|---|---|
| Trade debtors | 3.9 |
| Cash at bank | 1.6 |
| | 5.5 |
| Trade creditors | (1.3) |
| Loans | (4.2) |
| Net assets | – |

## 13. Fixed asset investments (continued)

Details of the principal subsidiary undertakings, joint ventures, associates and quasi-subsidiaries are as follows:

| | Country of incorporation | Holding % | Principal activity |
|---|---|---|---|
| **Subsidiary undertakings:** | | | |
| SSE Services plc | England and Wales | 100 | Finance and IT support services |
| SSE Energy Supply Limited | England and Wales | 100 | Electricity supply |
| Scottish Hydro Electric Transmission Limited (iii) | Scotland | 100 | Transmission of electricity |
| Scottish Hydro Electric Power Distribution Limited (iii) | Scotland | 100 | Distribution of electricity |
| Southern Electric Power Distribution plc (iii) | England and Wales | 100 | Distribution of electricity |
| Southern Electric Gas Limited (v) | England and Wales | 100 | Gas supply |
| SSE Retail Limited | Scotland | 100 | Electrical appliance sales and servicing |
| SSE Telecommunications Limited | Scotland | 100 | Telecommunication services |
| SSE Hornsea Limited (v) | England and Wales | 100 | Gas storage |
| Southern Electric Contracting Limited (iv) | England and Wales | 100 | Electrical contracting |
| Thermal Transfer Limited (iv) | England and Wales | 100 | Environmental engineering |
| SSE Utility Services plc (iv) | England and Wales | 100 | Utility contracting |
| SSE Generation Limited | England and Wales | 100 | Electricity generation |
| SSE Insurance Limited | Isle of Man | 100 | Insurance services |
| S+S Limited (iii) | Scotland | 100 | Electricity connections |
| Keadby Generation Limited (vii) | England and Wales | 100 | Electricity generation |
| Medway Power Limited (i) | England and Wales | 100 | Electricity generation |
| SSE Medway Operations Limited (i) | England and Wales | 100 | Maintenance contracting |
| Simple2 Limited | England and Wales | 88 | Financial services |
| SSE Neosnetworks Limited (viii) | England and Wales | 100 | Telecommunication services |
| **Joint venture:** | | | |
| Seabank Power Limited (ii) | England and Wales | 50 | Electricity generation |
| **Associates:** | | | |
| Scottish Electricity Settlements Limited (vi) | Scotland | 50 | Electricity settlement systems |
| Barking Power Limited (i) | England and Wales | 22 | Electricity generation |
| Derwent Co-generation Limited (i) | England and Wales | 49.5 | Electricity generation |
| **Quasi-subsidiary:** | | | |
| Tay Valley Lighting (Stoke on Trent) Limited | England and Wales | 50 | Contracting services |

The above companies' shares consist of ordinary shares only. All companies operate in Great Britain and Ireland except for SSE Insurance Limited which operates in the Isle of Man. Seabank Power Limited has an accounting period ending on 31 December. All other companies of the Group have accounting periods ending on 31 March.

A full list of Group companies will be included in the company's annual return.

(i) Shares held by SSE Generation Limited.
(ii) Shares held by SSE Seabank Investments Limited.
(iii) Shares held by SSE Power Distribution Limited.
(iv) Shares held by SSE Contracting Limited.
(v) Shares held by SSE Energy Supply Limited.
(vi) Shares held by S+S Limited.
(vii) Shares held by Keadby Power Limited.
(viii) Shares held by SSE Telecommunications Limited.

## 14. Stocks

| | Group 2004 £m | Group 2003 £m |
|---|---|---|
| Fuel and consumables | 30.6 | 33.8 |
| Work in progress | 12.4 | 13.1 |
| Goods for resale | 3.0 | 3.0 |
| | 46.0 | 49.9 |

## 15. Debtors

| | Group 2004 £m | Group 2003 £m | Company 2004 £m | Company 2003 £m |
|---|---|---|---|---|
| **Amounts falling due within one year:** | | | | |
| Trade debtors | 411.8 | 291.9 | – | – |
| Amounts owed by subsidiary undertakings | – | – | 517.7 | 385.0 |
| Amounts owed by joint ventures and associates | – | 0.2 | – | – |
| Other debtors | 47.5 | 49.9 | 27.9 | 17.1 |
| Prepayments and accrued income | 277.6 | 259.3 | – | – |
| | 736.9 | 601.3 | 545.6 | 402.1 |
| **Amounts falling due after more than one year:** | | | | |
| Amounts owed by subsidiary undertakings | – | – | 2,207.8 | 2,410.8 |
| | 736.9 | 601.3 | 2,753.4 | 2,812.9 |

## 16. Current asset investments

| | Group 2004 £m | Group 2003 £m | Company 2004 £m | Company 2003 £m |
|---|---|---|---|---|
| Listed investments | 2.9 | 6.7 | – | – |
| Short-term deposits | 18.9 | 2.3 | 8.6 | – |
| | 21.8 | 9.0 | 8.6 | – |

The market value of the listed investments at 31 March 2004 and 31 March 2003 is not materially different from their cost. Of these listed investments, £0.1m (2003 – £0.2m) are subject to the terms of a Trust Deed as security for payment of liabilities due under a reinsurance treaty.

## 17. Creditors

| | Group 2004 £m | Group 2003 £m | Company 2004 £m | Company 2003 £m |
|---|---|---|---|---|
| **Amounts falling due within one year:** | | | | |
| Bank overdrafts | 1.8 | 9.5 | – | 6.0 |
| Other short-term loans | 64.3 | 102.9 | 62.2 | 102.9 |
| Payments received in advance | 17.8 | 17.9 | – | – |
| Trade creditors | 613.7 | 467.5 | – | – |
| Amounts owed to subsidiary undertakings | – | – | 1,456.2 | 1,249.9 |
| Corporation tax | 85.4 | 88.8 | 12.5 | 17.0 |
| Taxation and social security | 21.2 | 19.3 | – | – |
| Other creditors | 104.7 | 108.7 | 56.9 | 63.0 |
| Accruals and other deferred income | 156.5 | 118.1 | – | – |
| Proposed dividends | 226.1 | 209.9 | 226.1 | 209.9 |
| | 1,291.5 | 1,142.6 | 1,813.9 | 1,648.7 |

Analysis of the maturity of the borrowings is included in note 27.

## 18. Creditors

| | Group 2004 £m | Group 2003 £m | Company 2004 £m | Company 2003 £m |
|---|---|---|---|---|
| Amounts falling due after more than one year: | | | | |
| Loans | 1,379.3 | 1,116.6 | 444.6 | 444.2 |
| Deferred income | 289.3 | 311.8 | – | – |
| Amounts owed to subsidiary undertakings | – | – | 240.2 | 240.2 |
| | 1,668.6 | 1,428.4 | 684.8 | 684.4 |

Analysis of the maturity of the borrowings is included in note 27.

## 19. Deferred taxation

| | 2004 £m | 2003 £m |
|---|---|---|
| At 1 April | 462.2 | 427.3 |
| Deferred tax charged in the profit and loss account | 13.5 | 28.3 |
| Acquired in the year (note 13) | 37.0 | 6.6 |
| At 31 March | 512.7 | 462.2 |

| | 2004 £m | 2003 £m |
|---|---|---|
| Accelerated capital allowances | 858.4 | 757.1 |
| Other timing differences | (34.1) | (25.9) |
| Undiscounted provision for deferred tax | 824.3 | 731.2 |
| Discount | (311.6) | (269.0) |
| Discounted provision for deferred tax | 512.7 | 462.2 |

## 20. Provisions for liabilities and charges

Group

| | Restructure £m | Onerous energy contracts £m | Other £m | Total £m |
|---|---|---|---|---|
| At 1 April 2003 | 15.7 | 79.9 | 18.6 | 114.2 |
| Utilised during the year | (3.3) | (13.5) | (1.4) | (18.2) |
| At 31 March 2004 | 12.4 | 66.4 | 17.2 | 96.0 |

The restructure provision is in relation to expected costs associated with the continuing rationalisation of the business. The costs mainly comprise employee related costs, principally redundancy and early retirement costs. The majority of the expenditure is expected to be incurred in the next two years.

The onerous energy contracts provision relates to the present value of 'out of money' purchase contracts and will be utilised over a maximum period to 2011 when the contracts terminate. Other provisions include insurance/warranty claims and the costs of various committed expenditures relating to hydro civil assets. These are expected to be incurred over the next two years.

## 21. Share capital

Company

| | Number millions | £m |
|---|---|---|
| Equity: Ordinary shares of 50p each: | | |
| Authorised: | | |
| At 31 March 2004 and 1 April 2003 | 1,200.0 | 600.0 |
| **Allotted, called up and fully paid:** | | |
| At 1 April 2003 | 858.1 | 429.1 |
| Repurchase of shares for cancellation (ii) | (1.7) | (0.9) |
| Issue of shares (iii) | 1.1 | 0.5 |
| At 31 March 2004 | 857.5 | 428.7 |

(i) As at 31 March 2004 there was one authorised and allotted non-equity special rights non-voting redeemable £1 preference share. This special share was redeemable, at par, at any time at the option of the Secretary of State for Scotland after consulting the company. This share, which could only be held by the Secretary of State for Scotland or another person acting on behalf of HM Government, conferred the right to attend and speak at any general meeting but had no voting rights or rights to participate in the profits or capital of the company except on a winding-up of the company. Certain matters were effective only with the written consent of the special shareholder: in particular there were limitations which prevented a person from owning or having an interest in 15% or more of the ordinary shares in the company. On 5 May 2004 the special share was redeemed.

(ii) The repurchased and subsequently cancelled ordinary shares represent 0.2% of the issued share capital. The total cost of the repurchase, including expenses, was £11.2m which has been charged against the profit and loss account reserve.

(iii) The company issued 1,136,403 shares during the year under the Savings-related Share Option Schemes, and Discretionary Share Option Schemes for a consideration of £6.6m.

(iv) The QUEST was established under a Trust Deed on 30 June 1997 to acquire shares in the company for the benefit of employees and directors of the company and its subsidiaries. The total number of shares held by the QUEST at 31 March 2004 was 1,128,554 which had a market value of £7.8m. These shares will be allocated to employees and Directors in satisfaction of their options under the Savings-related Share Option Schemes.

The shares held by the QUEST at 31 March 2004 have been included in the Group balance sheet at nil value reflecting their cost to the Group. Dividends are waived on the shares held by the QUEST.

## 22. Reserves

Group

| | Share premium account £m | Capital redemption reserve £m | Profit and loss account excluding pension reserve £m | Pension reserve £m | Profit and loss account £m |
|---|---|---|---|---|---|
| At 1 April 2003 | 66.5 | 12.8 | 1,267.5 | (293.9) | 973.6 |
| Retained profit for the year | – | – | 125.0 | – | 125.0 |
| Premium on issue of shares | 6.1 | – | – | – | – |
| Repurchase of shares for cancellation (note 21) | – | 0.9 | (11.2) | – | (11.2) |
| Actuarial gain net of deferred tax | – | – | – | 153.8 | 153.8 |
| Transfer on acquisition (note 13) | – | – | (27.8) | – | (27.8) |
| **At 31 March 2004** | **72.6** | **13.7** | **1,353.5** | **(140.1)** | **1,213.4** |

The cumulative amount of goodwill previously written-off to reserves is £139.1m (note 1).

Company

| | Share premium account £m | Capital redemption reserve £m | Profit and loss account excluding pension reserve £m | Pension reserve £m | Profit and loss account £m |
|---|---|---|---|---|---|
| At 1 April 2003 | 66.5 | 12.8 | 762.8 | (77.7) | 685.1 |
| Retained (loss) for the year | – | – | (201.2) | – | (201.2) |
| Premium on issue of shares | 6.1 | – | – | – | – |
| Repurchase of shares for cancellation (note 21) | – | 0.9 | (11.2) | – | (11.2) |
| Actuarial gain net of deferred tax thereon | – | – | – | 106.6 | 106.6 |
| **At 31 March 2004** | **72.6** | **13.7** | **550.4** | **28.9** | **579.3** |

The profit for the year attributable to shareholders dealt with in the Accounts of the company was £121.7m (2003 – £139.8m). As allowed by section 230 of the Companies Act 1985, the company has not presented its own profit and loss account.

## 23. Minority interests

| | Equity £m |
|---|---|
| At 1 April 2003 | (0.2) |
| Share of loss on ordinary activities after taxation | (0.1) |
| **At 31 March 2004** | **(0.3)** |

## 24. Pensions

Scottish and Southern Energy plc has two funded Final Salary Pension Schemes which provide defined benefits, based on final pensionable pay. The Group also has a personal pension scheme which is a money purchase scheme whereby the Group matches the members' contributions up to a maximum of 6% of salary. The scheme is managed by Legal and General.

A full actuarial valuation was carried out at 31 March 2003 for the Scottish Hydro Electric scheme. A full actuarial valuation for the Southern Electric scheme was carried out at 31 March 2001. Both have been updated to 31 March 2004 by qualified independent actuaries. The major assumptions used by the actuaries were:

| | At 31 March 2004 % | At 31 March 2003 % | At 31 March 2002 % |
|---|---|---|---|
| Rate of increase in pensionable salaries | 4.3 | 4.0 | 4.3 |
| Rate of increase in pension payments | 2.8 | 2.5 | 2.8 |
| Discount rate | 5.5 | 5.5 | 5.9 |
| Inflation rate | 2.8 | 2.5 | 2.8 |

### Valuation of pension schemes

### Scottish Hydro Electric Pension Scheme

| | Long-term rate of return expected at 31 March 2004 % | Value at 31 March 2004 £m | Long-term rate of return expected at 31 March 2003 % | Value at 31 March 2003 £m | Long-term rate of return expected at 31 March 2002 % | Value at 31 March 2002 £m |
|---|---|---|---|---|---|---|
| Equities | 8.2 | 482.1 | 8.1 | 434.5 | 8.2 | 590.3 |
| Government bonds | 4.7 | 93.2 | 4.6 | 79.6 | 5.2 | 31.5 |
| Corporate bonds | 5.5 | 77.0 | 5.5 | 18.4 | 5.9 | 94.4 |
| Other investments | 5.4 | 81.5 | 5.2 | 79.6 | 5.9 | 70.8 |
| **Total market value of assets** | | 733.8 | | 612.1 | | 787.0 |
| Present value of scheme liabilities | | (658.5) | | (705.3) | | (673.0) |
| **Surplus/(deficit) in the scheme** | | 75.3 | | (93.2) | | 114.0 |
| Deferred tax thereon | | (22.6) | | 28.0 | | (34.2) |
| **Net pension asset/(liability)** | | 52.7 | | (65.2) | | 79.8 |

### Southern Electric Pension Scheme

| | Long-term rate of return expected at 31 March 2004 % | Value at 31 March 2004 £m | Long-term rate of return expected at 31 March 2003 % | Value at 31 March 2003 £m | Long-term rate of return expected at 31 March 2002 % | Value at 31 March 2002 £m |
|---|---|---|---|---|---|---|
| Equities | 8.2 | 479.0 | 8.1 | 425.0 | 8.2 | 663.0 |
| Government bonds | 4.7 | 163.1 | 4.6 | 187.0 | 5.2 | 179.2 |
| Other investments | 5.4 | 123.9 | 5.1 | 47.0 | 5.3 | 53.8 |
| **Total market value of assets** | | 766.0 | | 659.0 | | 896.0 |
| Present value of scheme liabilities | | (1,019.0) | | (968.0) | | (918.0) |
| **(Deficit) in the scheme** | | (253.0) | | (309.0) | | (22.0) |
| Deferred tax thereon | | 75.9 | | 92.7 | | 6.6 |
| **Net pension (liability)** | | (177.1) | | (216.3) | | (15.4) |

### Grand total

| | Value at 31 March 2004 £m | Value at 31 March 2003 £m | Value at 31 March 2002 £m |
|---|---|---|---|
| **Net pension (liability)/asset** | (124.4) | (281.5) | 64.4 |

### 24. Pensions (continued)

| *Movements in (deficit)/surplus during the year* | 2004 £m | 2003 £m |
|---|---|---|
| Total gross (deficit)/surplus at beginning of the year | (402.2) | 92.0 |
| Movement in year: | | |
| Current service costs | (16.7) | (19.3) |
| Contibutions paid | 19.0 | 5.0 |
| Curtailment costs charged to reorganisation provision | (1.2) | (6.0) |
| Other finance income (note 7) | 2.2 | 32.7 |
| | 3.3 | 12.4 |
| Actual return less expected return on pension scheme assets | 190.5 | (464.7) |
| Experience gain arising on pension scheme liabilities | 60.3 | 3.0 |
| Changes in financial assumptions underlying pension scheme liabilities | (29.6) | (44.9) |
| Variance between pension fund actuarial assumptions and actual experience | 221.2 | (506.6) |
| Total gross (deficit) in scheme at end of the year | (177.7) | (402.2) |

| | 2004 £m | 2003 £m |
|---|---|---|
| Variance between pension fund actuarial assumptions and actual experience | 221.2 | (506.6) |
| Release of non-recognisable pension surplus | – | – |
| Gross actuarial gain/(loss) recognised in pension fund | 221.2 | (506.6) |
| Deferred tax | (67.4) | 148.3 |
| Net actuarial gain/(loss) recognised in respect of the pension asset in STRGL | 153.8 | (358.3) |

| History of experience gains and losses | 2004 £m | 2003 £m | 2002 £m | 2001 £m |
|---|---|---|---|---|
| Difference between the expected and actual return on scheme assets: | | | | |
| Amount | 190.5 | (464.7) | (132.0) | (247.9) |
| Percentage of scheme assets | 12.7% | (36.6%) | (7.8%) | (13.9%) |
| Experience gains/(losses) on scheme liabilities: | | | | |
| Amount | 60.3 | 3.0 | 7.0 | (40.0) |
| Percentage of the present value of scheme liabilities | 3.6% | 0.2% | 0.4% | 2.8% |
| Total amount recognised in statement of total recognised gains and losses: | | | | |
| Amount | 221.2 | (506.6) | (158.0) | (102.9) |
| Percentage of the present value of scheme liabilities | 13.2% | (30.3%) | (9.9%) | (7.1%) |

**Defined contribution scheme**

The total contribution payable by the Group, including charges for defined contribution schemes was £1.9m (2003 – £2.5m).

## 25. Share options

Shares subject to option under the various schemes are as follows:

| | Date of grant | Number 31 March 2004 | Price pence | Date from which exercisable | Expiry date |
|---|---|---|---|---|---|
| Discretionary Share Option Scheme | | | | | |
| | October 1996 | 10,000 | 282 | October 1999 | October 2006 |
| | December 1996 | 168,400 | 315 | December 1999 | December 2006 |
| | June 1997 | 7,832 | 406 | June 2000 | June 2007 |
| | June 1998 | 84,516 | 547 | June 2001 | June 2008 |
| | July 1998 | 500,200 | 547 | July 2001 | July 2008 |
| Savings-related Share Option Scheme | | | | | |
| | July 1999 | 973,608 | 532 | September 2004 | February 2005 |
| | July 2000 | 16,875 | 458 | October 2003 | March 2004 |
| | July 2000 | 1,999,875 | 458 | October 2005 | March 2006 |
| | October 2001 | 591,018 | 566 | December 2004 | May 2005 |
| | October 2001 | 935,000 | 566 | December 2006 | May 2007 |
| | July 2003 | 720,307 | 562 | October 2006 | October 2008 |
| | July 2003 | 924,913 | 562 | October 2008 | October 2009 |

## 26. Related party transactions

The following transactions took place during the year with entities which were joint ventures and associates:

| | Joint ventures 2004 £m | Joint ventures 2003 £m | Associates 2004 £m | Associates 2003 £m |
|---|---|---|---|---|
| Net purchase of electricity | 104.2 | 92.6 | 182.0 | 185.8 |
| Interest received on loans | 11.9 | 13.6 | 1.0 | 0.5 |

The aggregate loans to joint ventures and associates are shown in note 13.

## 27. Derivatives and financial instruments

Page 8 of the Financial Statement provides an explanation of the role that financial instruments had during the period in managing the risks the Group faces in its activities. This summarises the objectives and policies for holding or issuing financial instruments and similar contracts, and the strategies for achieving those objectives that have been followed during the year.

The numerical disclosures in this note deal with financial assets and liabilities as defined in FRS 13, Derivatives and Other Financial Instruments: Disclosures. Certain financial assets such as investments in subsidiary and associated companies are excluded from the scope of these disclosures. As permitted by FRS 13, short-term debtors and creditors have also been excluded from the disclosures, other than the currency disclosures.

### *Interest rate profile*

The Group has fixed interest investments of £21.7m (2003 – £9.1m) which are part of the financing activities of the Group. After taking into account interest rate swaps and currency swaps, the interest rate profile of the Group's total borrowings was as follows:

| | Borrowings | | | Fixed rate borrowings | |
|---|---|---|---|---|---|
| | Total £m | Floating rate £m | Fixed rate £m | Weighted average interest rate % | Weighted average period for which rate is fixed years |
| **31 March 2004** | **1,445.4** | **110.5** | **1,334.9** | **6.05** | **15.84** |
| 31 March 2003 | 1,229.0 | 128.8 | 1,100.2 | 6.00 | 16.87 |

The floating rate borrowings mainly comprise commercial paper bearing interest rates less than LIBOR at the date of issue and cash advances from the European Investment Bank.

### Maturity of borrowings

| | 2004 £m | 2003 £m |
|---|---|---|
| **Within one year:** | | |
| SSE Group | **64.0** | 112.4 |
| Quasi-subsidiary | **2.1** | – |
| | **66.1** | 112.4 |
| **Between two and five years:** | | |
| 7.875% Eurobond repayable on 26 March 2007 | **149.6** | 149.6 |
| US$100m repayable on 1 May 2007 | **61.5** | 61.4 |
| 6.83% European Investment Bank repayable on 15 September 2007 | **25.0** | 25.0 |
| Quasi-subsidiary | **2.1** | – |
| | **238.2** | 236.0 |
| **Over five years:** | | |
| 8.01% European Investment Bank repayable on 12 October 2009* | **48.4** | – |
| 8.45% European Investment Bank repayable on 20 October 2009* | **38.8** | – |
| 5.66% European Investment Bank repayable on 20 December 2010 | **25.0** | 25.0 |
| 5.24% European Investment Bank repayable on 5 April 2011 | **25.0** | 25.0 |
| Floating rate European Investment Bank repayable on 15 December 2011 | **100.0** | 100.0 |
| 7.32% European Investment Bank repayable on 15 March 2012* | **18.9** | 20.6 |
| 6.44% European Investment Bank repayable on 15 September 2012* | **18.6** | 20.2 |
| 6.29% European Investment Bank repayable on 24 September 2012 | **75.0** | 75.0 |
| Floating rate European Investment Bank repayable on 14 December 2012 | **25.0** | 25.0 |
| 4.63% European Investment Bank repayable on 27 May 2013 | **25.0** | – |
| 5.69% European Investment Bank repayable on 15 September 2013* | **21.1** | 22.7 |
| 5.36% European Investment Bank repayable on 20 November 2013 | **50.0** | – |
| Floating rate European Investment Bank repayable on 13 June 2014 | **25.0** | 25.0 |
| 5.875% Eurobond repayable on 26 September 2022 | **295.0** | 294.7 |
| 5.50% Eurobond repayable on 19 June 2032 | **350.3** | 247.4 |
| | **1,141.1** | 880.6 |
| **Total** | **1,445.4** | 1,229.0 |
| **Analysed:** | | |
| SSE Group total | **1,441.2** | 1,229.0 |
| Quasi-subsidiary total | **4.2** | – |
| | **1,445.4** | 1,229.0 |

## 27. Derivatives and financial instruments (continued)

The US$100m loan has been swapped into Sterling with £60.0m being fixed at an effective rate of 7.78%. The floating rate European Investment Bank advances are reset quarterly at a rate normally less than three month LIBOR.

### Borrowing facilities

The Group has an established US$1bn Euro commercial paper programme. Paper is issued in a range of currencies and swapped into Sterling.

The Group has £590.0m of committed credit facilities in place; £100.0m maturing in 2004; £240.0m maturing in 2005; and £250.0m maturing in 2007. These provide a back up facility to the commercial paper programmes and at 31 March 2004 there was no draw down of these facilities.

### Fair values

Set out below is a comparison of book values and fair values of the Group's other financial assets and liabilities:

| | 2004 | | 2003 | |
|---|---|---|---|---|
| | Book value £m | Fair value £m | Book value £m | Fair value £m |
| **Primary financial instruments held or issued to finance the Group's operations:** | | | | |
| Short-term borrowings | 64.0 | 64.0 | 112.4 | 112.4 |
| Long-term borrowings | 1,377.2 | 1,516.9 | 1,116.6 | 1,207.4 |
| Short-term deposits | 17.9 | 17.9 | 2.3 | 2.3 |
| **Derivative financial instruments held to manage the interest rate and currency profile:** | | | | |
| Interest rate swaps and options | – | (40.0) | – | (55.2) |
| Cross currency swaps | – | 0.7 | – | 13.0 |
| Foreign exchange swaps and forward contracts | – | (12.7) | – | 6.8 |
| Oil price contracts | (0.1) | 19.4 | (0.1) | 10.2 |

Market values have been used to determine the fair values of the interest ratê swaps and options, foreign currency contracts, oil price contracts and Sterling denominated long-term fixed rate debt. All the other fair values shown above have been calculated by discounting cash flows at prevailing interest rates. This table does not include amounts relating to the quasi-subsidiary.

## 28. Capital and lease commitments

| | Group | | Company | |
|---|---|---|---|---|
| | 2004 £m | 2003 £m | 2004 £m | 2003 £m |
| Capital expenditure: | | | | |
| Contracted for but not provided | 152.7 | 79.3 | – | – |

### Leases

The payments under operating leases which are due to be made in the next year, analysed over the periods when the leases expire, are:

| | Group Properties | | Company Properties | | Group and company Other assets | |
|---|---|---|---|---|---|---|
| | 2004 £m | 2003 £m | 2004 £m | 2003 £m | 2004 £m | 2003 £m |
| Within one year | 0.4 | 0.5 | – | – | 0.1 | 0.2 |
| Between two and five years | 0.4 | 0.2 | – | – | 0.2 | 0.2 |
| After five years | 2.5 | 2.5 | 0.3 | 0.3 | – | – |
| | 3.3 | 3.2 | 0.3 | 0.3 | 0.3 | 0.4 |

## 29. Contingent liabilities

### Guarantees

Scottish and Southern Energy plc has provided guarantees on behalf of subsidiary and associated undertakings as follows:

| | 2004 £m | 2003 £m |
|---|---|---|
| Bank borrowing | 90.2 | 4.4 |
| Performance of contracts | 27.0 | 15.9 |
| Purchase of gas | 165.5 | 37.4 |

In addition, unlimited guarantees have been provided on behalf of subsidiary undertakings in relation to five contracts in respect of performance of work and any liabilities arising.

# Notice of Meeting

**NOTICE IS HEREBY GIVEN that the FIFTEENTH ANNUAL GENERAL MEETING** of Scottish and Southern Energy plc will be held at the Bournemouth International Centre, Exeter Road, Bournemouth, BH2 5BH on Thursday, 29 July 2004 at 12 noon for the following purposes:

To consider and, if thought fit, pass resolutions 1 to 10 and 14 as ordinary resolutions, and resolutions 11 to 13 and 15 as special resolutions:

**Resolution 1**
to receive the Accounts and the Reports of the Directors and the auditors for the financial year ended 31 March 2004.

**Resolution 2**
to approve the Remuneration Report for the financial year ended 31 March 2004.

**Resolution 3**
to declare a final dividend for the year ended 31 March 2004 of 26.4 pence per ordinary share.

**Resolution 4**
to elect Kevin Smith as a Director of the company.

**Resolution 5**
to re-elect Henry Casley as a Director of the company.

**Resolution 6**
to re-elect Ian Marchant as a Director of the company.

**Resolution 7**
to re-elect Alistair Phillips-Davies as a Director of the company.

**Resolution 8**
that KPMG Audit Plc be appointed auditors of the company to hold office from the conclusion of this meeting until the conclusion of the next general meeting at which the accounts are laid before the company.

**Resolution 9**
that the Directors be authorised to determine the auditors' remuneration.

**Resolution 10**
that the Directors be and they are hereby generally and unconditionally authorised for the purposes of section 80 of the Companies Act 1985 to exercise the powers of the company to allot relevant securities (as defined within that section) up to an aggregate nominal amount of £142,917,261 provided that this authority shall expire on the conclusion of the next Annual General Meeting of the company after the passing of this resolution save that the company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement notwithstanding that the authority conferred hereby has expired.

**Resolution 11**
that subject to the passing of resolution 10 the Directors be and they are hereby empowered pursuant to section 95 of the Companies Act 1985 (the 'Act') to allot 'equity securities' (as defined in section 94 of the Act) wholly for cash pursuant to the authority conferred by resolution 10 as if section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities:

(a) in connection with an offer of such securities by way of rights to holders of ordinary shares in proportion (as nearly as may be practicable) to their respective holdings of such shares, but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any territory, or the requirements of any regulatory body or stock exchange; and

(b) otherwise than pursuant to sub-paragraph (a) above up to an aggregate nominal amount of £21,436,740;

and shall expire on the conclusion of the next Annual General Meeting of the company after the passing of this resolution save that the company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of any such offer or agreement notwithstanding that the power conferred hereby has expired.

This power applies in relation to a sale of shares which is an allotment of equity securities by virtue of section 94(3A) of the Act as if in the first paragraph of this resolution the words 'pursuant to the authority conferred by resolution 10' were omitted.

**Resolution 12**
that, pursuant to Article 12 of the Articles of Association, the company be and is generally and unconditionally authorised for the purposes of section 166 of the Companies Act 1985 (the 'Act') to make one or more market purchases (within the meaning of section 163(3) of the Act) on the London Stock Exchange of ordinary shares of 50p each in the capital of the company provided that:

(i) the maximum number of ordinary shares authorised to be purchased is 85,746,962 representing 10 per cent of the company's issued ordinary share capital;

(ii) the minimum price which may be paid for such shares is 50p per share which amount shall be exclusive of expenses;

(iii) the maximum price which may be paid for an ordinary share shall not be more than five per cent above the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the date on which the ordinary share is purchased;

(iv) unless previously renewed, varied or revoked, the authority hereby conferred shall expire on the conclusion of the company's next Annual General Meeting or 15 months from the date of passing of this resolution, if earlier; and

(v) the company may make a contract or contracts to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract or contracts.

**Resolution 13**
that the Articles of Association of the company be amended as follows:

(i) in Article 8(A) (method of varying class rights) after 'issued shares of the class' (in each place where those words appear) insert '(excluding any shares of that class held as treasury shares)';

(ii) in Article 50(B) (disenfranchisement), in sub-paragraph (b), after 'their class' insert '(excluding any shares of that class held as treasury shares)';

(iii) in Article 59 (period of notice), in sub-paragraph (b), after 'that right' insert '(excluding any shares in the company held as treasury shares)';

(iv) in Article 69 (methods of voting):
 (a) in sub-paragraph (c) after 'meeting' insert '(excluding any voting rights attached to any shares in the company held as treasury shares)';
 (b) at the end of sub-paragraph (d) insert '(excluding any shares in the company conferring the right to vote at the meeting which are held as treasury shares)'; and

(v) in Article 123(D)) (adjusted capital and reserves), in sub-paragraph (a) after 'the company' insert '(excluding any shares in the company held as treasury shares)'.

**Resolution 14**
that the Directors be authorised to amend:

(i) the trust deed and rules of the Scottish and Southern Energy Employee Share Ownership Plan; and

(ii) the rules of the Scottish and Southern Energy plc 2001 Sharesave Scheme,

as set out in the marked-up copies which have been produced to the meeting and, for the purposes of identification, signed by the Chairman, to allow for the use of treasury shares to satisfy awards and options.

**Resolution 15**
that the Articles of Association of the company be amended by deleting Article 51 (limitations on shareholdings) in its entirety (without any consequent renumbering of the other provisions of the Articles of Association).

By Order of the Board
Vincent Donnelly
Company Secretary
15 June 2004

Registered Office:
Inveralmond House
200 Dunkeld Road
Perth
PH1 3AQ

## Notes

1. Only holders of ordinary shares on the register at 11.00 p.m. on 27 July 2004 may attend and vote in respect of the number of shares registered in their name at that time. A shareholder of the company is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him or her. A proxy need not be a shareholder. A Proxy Form is enclosed with this Notice. The Proxy Form, duly completed and signed, together with any power of attorney or other authority under which it is signed or a notarially certified copy thereof, must reach the registrar of the company, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS13 8FB, not later than 12 noon on 27 July 2004.

   Alternatively, you can submit your proxy vote electronically. Further information can be found in the Guidance Notes on the reverse of the Proxy Form.

2. The following documents will be available for inspection at the registered office of the company and (save for documents (i) and (ii) below) at the offices of Dundas & Wilson, 9th Floor, North West Wing, Bush House, Aldwych, London, WC2B 4EZ during normal business hours on any weekday (public holidays excepted) from the date of this Notice until the date of the Meeting and thereafter at the place of the Meeting from 11.45 a.m. until the conclusion of the Meeting:

(i) the register of Directors' share interests kept pursuant to section 325 of the Companies Act 1985;

(ii) copies of Directors' service contracts and non-Executive Directors' appointment letters;

(iii) the proposed amendments to the Share Incentive Plan;

(iv) the rules of the Share Incentive Plan;

(v) the proposed amendments to the Sharesave Scheme;

(vi) the rules of the Sharesave Scheme; and

(vii) the Articles of Association.

3. The Audited Accounts are set out on pages 32 to 55; the Remuneration Report is set out on pages 26 to 30; Details of the total dividend for this year are set out in the Directors' Report on page 24; Directors' biographical details are set out on page 22. Information on the Directors seeking election and re-election is set out on page 24. Further details regarding the election of Kevin Smith (resolution 4) and the re-election of Henry Casley (resolution 5) are set out on page 17. Explanations of resolutions 10 to 15 are set out in the Directors' Report on pages 24 and 25.

# Shareholder Information

## Website

Shareholder Information

The company's website at www.scottish-southern.co.uk has a dedicated shareholder information section where shareholders can find more information about the services and initiatives available to them, download forms, view and update their shareholding online, manage their portfolio through Investor Centre and view share price histories and trading graphs.

Voting Electronically

The website and the Guidance Notes on the reverse of the Proxy Form contain information on how shareholders can appoint their proxy electronically. Your on-line proxy can be checked and updated up until 12 noon on 27 July.

## Shareholder Enquiries

You can contact the registrar, Computershare Investor Services PLC ('Computershare'), by phoning the dedicated shareholder helpline on 0870 702 0125, or writing to them at: The Pavilions, Bridgwater Road, Bristol, BS13 8FB. Computershare deals with the following:

- Shareholdings details
- Transferring shares
- Dividends
- Death of a shareholder
- Lost share certificates
- Share merging

## Shareholder Services and Initiatives

Scottish and Southern Energy has launched a number of new services and initiatives including:

- Elect for eCommunications and have a tree planted
- Telephone and postal share dealings services with ShareGift option
- Merge your shareholdings and have a tree planted
- Dividend reinvestment plan

For further information please see the enclosed Shareholder Initiatives Brochure.

# Shareholder Information continued

## Financial Calendar

| | |
|---|---|
| Annual General Meeting | 29 July 2004 |
| Ex dividend date | 25 August 2004 |
| Record date | 27 August 2004 |
| Final dividend payable | 24 September 2004 |
| Interim announcement | 4 November 2004* |

The Group's half-year results will be published on the company's website at www.scottish-southern.co.uk on 4 November* and in the Independent newspaper on 5 November*, and will detail the ex dividend and record dates for the interim dividend payable in March 2005. The half-year results are not distributed to individual shareholders.

* Provisional dates

## Copy Reports

Copies of the following documents can be obtained, free of charge, from the Company Secretary, Scottish and Southern Energy plc, Inveralmond House, 200 Dunkeld Road, Perth, PH1 3AQ or by accessing the company's website on www.scottish-southern.co.uk:

- Annual Report and Accounts 2004
- Annual Review and Summary Financial Statement 2004
- Environment Annual Report 2004
- Environment Profile 2004
- Corporate Profile 2004

## Available literature 2004



**Annual Report and Accounts 2004**
In the financial year to 31 March 2004, Scottish and Southern Energy achieved pre-tax profits of more than £600m. On that date, SSE was the 41st largest company in the FT-SE100 by market capitalisation.



**Annual Review 2004**
Scottish and Southern Energy focuses on the delivery of consistent, year-on-year increases in the dividend payable to shareholders. The dividend per share has grown by more than 30% in real terms since 1999, when SSE first reported results.



**Environment Annual Report 2004**
In the 8th Business in the Environment Index of Corporate Environmental Engagement in 2004, Scottish and Southern Energy achieved 'Premier League' status and was the top-performing electricity company for the second year running.



**Environment Profile 2004**
In its management of environmental issues, Scottish and Southern Energy focuses on use of resources, pollution control, waste management, and biodiversity and ecology.



**Corporate Profile 2004**
Scottish and Southern Energy has said it will continue to focus on achieving sustainable growth through effective management of core businesses, supplemented by the disciplined delivery of well-founded plans to invest in renewable energy generation, electricity networks and gas storage.

For further information about Scottish and Southern Energy please contact:


**Scottish and Southern Energy plc**
Corporate Communications
Inveralmond House
200 Dunkeld Road
Perth
PH1 3AQ

Telephone: 01738 456000
Facsimile: 01738 457005
E-mail: info@scottish-southern.co.uk
Website: www.scottish-southern.co.uk



Registered in Scotland No. 117119